UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2014

Commission File No.: 1-11130

(Translation of registrant’s name into English)

148/152 route de la Reine 92100 Boulogne-Billancourt — France

(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

    1

FORWARD LOOKING INFORMATION

The discussion of our Operating and Financial Review and Prospects in this Form 6-K contains forward-looking statements based on beliefs of our management. We use words such as “anticipate”, “believe”, “expect”, “aim”, “may”, “target”, “seek”, “estimate”, “predict”, “potential”, “intend”, “should”, “plan”, “project”, “strive” or the negative of these terms or other words or similar expressions to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results to be materially different, including, among others, changes in general economic and business conditions, particularly in Europe with the ongoing crisis in the Euro zone. Such factors could negatively impact our ability to achieve the goals of our Shift Plan by the end of 2015, including the refocusing of the Group’s innovation efforts, the targeted revenues, operating margin and operating cash flows, the overall targeted cost savings and assets sales, and the level of debt re-profiling and debt reduction. A detailed description of such risks and uncertainties is set forth in our Annual Report on Form 20-F for the year ended December 31, 2013 (the “2013 20-F”), under the heading “Risk Factors”. The forward looking statements set forth in the discussion of our Operating and Financial Review and Prospects below include, but are not limited to statements regarding the expected level of restructuring costs and capital expenditures and statements regarding the amount we will be required to pay in the future pursuant to our existing contractual obligations and off-balance sheet contingent commitments. The forward looking statements set forth in our Strategy and Outlook below include, but are not limited to, our targets for (i) revenues for the Core Networking segment of more than €7 billion with a segment operating margin exceeding 12.5% in 2015 and (ii) segment operating cash flow from Access and Other segments exceeding €250 million (or €200 million after Alcatel-Lucent Enterprise and LGS Innovation Inc. businesses disposals) in 2015.

These and similar statements are based on management’s current views, estimates and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those anticipated by such statements. We caution readers not to place undue influence on these statements, which speak only as of the date of this report.

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PRESENTATION OF FINANCIAL INFORMATION

The following discussion of our financial condition and results of operations should be read in conjunction with our unaudited interim condensed consolidated financial statements for the six-month period ended June 30, 2014 (the “first half 2014 unaudited interim condensed consolidated financial statements”) and the related notes presented elsewhere in this document. Our first half 2014 unaudited interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union.

As of June 30, 2014, all IFRSs that the IASB had published and that are mandatory are the same as those mandatory in the EU, with the exception of:

•

IAS 39 “Financial Instruments: Recognition and Measurement (revised December 2003)”, which the EU only partially adopted. The part not adopted by the EU has no impact on Alcatel-Lucent’s financial statements.

Prior to January 1, 2014, the IASB published the following amendments to IFRSs that are applicable with effect from January 1, 2014 and that the EU endorsed in 2013; they have no impact on these financial statements:

•	Amendments to IFRS 10, IFRS 12 and IAS 27 “Investment Entities” (issued October 2012); and

•	Amendments to IAS 39 “Novation of Derivatives and Continuation of Hedge Accounting” (issued June 2013).

In Q1 2014, the IASB published the following IFRS that is only applicable with effect from January 1, 2016, that the EU has not yet endorsed, and that, once effective, will have no impact on the Group’s financial statements:

•	IFRS 14 “Regulatory Deferral Accounts” (issued January 2014).

In Q2 2014, the IASB published the following IFRS that is only applicable with effect from January 1, 2017, that the EU has not yet endorsed, and that, once effective, may have an impact on the amount and timing of the Group’s reported revenues and costs; the extent of the impact is not yet known or reasonably estimable at this stage:

•	IFRS 15 “Revenue from Contracts with Customers” (issued May 2014).

In Q2 2014, the IASB also published two amendments to existing IFRSs that are only applicable with effect from January 1, 2016, that the EU has not yet endorsed, and that, once effective, are not expected to have any impact on the Group’s financial statements:

•	Amendments to IAS 16 and IAS 38 “Clarification of Acceptable Methods of Depreciation and Amortisation” (issued May 2014); and

•	Amendments to IFRS 11 “Accounting for Acquisitions of Interests in Joint Operations” (issued May 2014).

As a result, the Group’s unaudited interim condensed consolidated financial statements, for the periods presented in this document, would be no different if we had applied International Financial Reporting Standards as issued by the International Accounting Standards Board. References to “IFRS” in this Form 6-K refer to IFRS as adopted by the European Union.

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CRITICAL ACCOUNTING POLICIES

Our Operating and Financial Review and Prospects is based on our first half 2014 unaudited interim condensed consolidated financial statements, which are prepared in accordance with IFRS as described in Note 1 to our first half 2014 unaudited interim condensed consolidated financial statements and more fully in Note 1 to our 2013 audited consolidated financial statements. Some of the accounting methods and policies used in preparing our consolidated financial statements under IFRS are based on complex and subjective assessments by our management or on estimates based on past experience and assumptions deemed realistic and reasonable based on the circumstances concerned. The actual value of our assets, liabilities and shareholders’ equity and of our earnings could differ from the value derived from these estimates if conditions changed and these changes had an impact on the assumptions adopted.

We believe that the accounting methods and policies listed below are the most likely to be affected by these estimates and assessments.

a/ Valuation allowance for inventories and work in progress

Inventories and work in progress are measured at the lower of cost or net realizable value. Valuation allowances for inventories and work in progress are calculated based on an analysis of foreseeable changes in demand, technology or the market, in order to determine obsolete or excess inventories and work in progress.

b/ Impairment of customer receivables

An impairment loss is recorded for customer receivables if the expected present value of the future receipts is lower than the carrying value. The amount of the impairment loss reflects both the customers’ ability to honor their debts and the age of the debts in question. A higher default rate than estimated or deterioration in our major customers’ creditworthiness could have an adverse impact on our future results. Impairment losses on customer receivables are recorded in cost of sales, or in a specific caption in the income statement relating to the impairment of assets, if such losses correspond to the criteria for separate recognition as specified in Note 1n to our 2013 audited consolidated financial statements.

c/ Capitalized development costs, other intangible assets and goodwill

Capitalized development costs

The criteria for capitalizing development costs are set out in Note 1f to our 2013 audited consolidated financial statements. Once capitalized, these costs are amortized over the estimated useful lives of the products concerned (3 to 10 years).

The Group must therefore evaluate the commercial and technical feasibility of these development projects, for which costs are capitalized, and estimate the useful lives of the products resulting from the projects. Should a product fail to substantiate these evaluations, the Group may be required to impair or write off some of the net capitalized development costs in the future.

Other intangible assets

Impairment tests are performed if we have indications of a potential reduction in the value of our intangible assets. Possible impairments are based on discounted future cash flows or fair values of the assets concerned.

Goodwill

Goodwill, net is allocated, where applicable, to groups of Cash Generating Units that are equivalent to a Product Division. As described in Note 1g to our 2013 audited consolidated financial statements, goodwill is tested for impairment at least annually. In assessing whether goodwill should be subject to impairment, the carrying value of each group of Cash Generating Units is compared to its recoverable value. Recoverable value is the greater of the value in use and the fair value less costs to sell.

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The value in use of each Product Division is calculated using a five-year discounted cash flow analysis plus a discounted residual value, corresponding to the capitalization to perpetuity of the normalized cash flows of year 5 (also called the Gordon Shapiro approach).

The fair value less costs to sell of each Product Division is determined based upon the weighted average of the Gordon Shapiro approach described above and the following two approaches:

•	five-year discounted cash flow analysis plus a Sales Multiple (Enterprise Value/Sales) to measure discounted residual value; and

•

five-year discounted cash flow analysis plus an Operating Profit Multiple (Enterprise Value/Earnings Before Interest, Tax, Depreciation and Amortization - “EBITDA”) to measure discounted residual value.

The discount rates used for the annual and additional impairment tests were based on the Group’s weighted average cost of capital (WACC). The discount rates used are after-tax rates applied to after-tax cash flows. The use of such rates results in recoverable values that are identical to those that would be obtained by using, as required by IAS 36, pre-tax rates applied to pre-tax cash flows. A single discount rate is used on the basis that risks specific to certain products or markets have been reflected in determining the cash flows.

IAS 36, section 96 stipulates: “The annual impairment test for cash-generating units to which goodwill has been allocated may be performed at any time during an annual period, provided the test is performed at the same date every year”. As we performed an additional impairment test in the fourth quarter of 2011 and as the figures of the budget for the next year are not known in the second quarter but are only determined in the fourth quarter, management considered it would be more efficient and relevant, beginning in 2012, to perform the annual impairment test in the fourth quarter instead of in the second quarter.

As indicated in Note 1g to our 2013 audited consolidated financial statements, in addition to the annual goodwill impairment tests that occur each year, impairment tests are carried out as soon as the Group has indications of a potential reduction in the value of its goodwill or intangible assets. Possible impairments are based on discounted future cash flows and/or fair values of the net assets concerned. Changes in the market conditions or in the cash flows initially estimated can therefore lead to a review and a change in the impairment losses previously recorded.

d/ Provision for warranty costs and other product sales reserves

Provisions are recorded for (i) warranties given to customers on our products, (ii) expected losses at contract completion and (iii) penalties incurred in the event of failure to meet contractual obligations. These provisions are calculated based on historical return rates and warranty costs expensed as well as on estimates. These provisions and subsequent changes to the provisions are recorded in cost of sales either when revenue is recognized (provision for customer warranties) or, for construction contracts, when revenue and expenses are recognized by reference to the stage of completion of the contract activity. Costs and penalties ultimately paid can differ considerably from the amounts initially reserved and could therefore have a significant impact on future results.

e/ Deferred taxes

Deferred tax assets relate primarily to tax loss carry-forwards and to deductible temporary differences between reported amounts and the tax basis of assets and liabilities. The assets relating to the tax loss carry-forwards are recognized if it is probable that the Group will generate future taxable profits against which these tax losses can be set off.

The evaluation of the Group’s capacity to utilize tax loss carry-forwards relies on significant judgment. The Group analyzes past events and the positive and negative elements of certain economic factors that may affect its business in the foreseeable future to determine the probability of its future utilization of these tax loss carry-forwards, which also consider the factors indicated in Note 1l to our 2013 audited consolidated financial statements. This analysis is carried out regularly in each tax jurisdiction where significant deferred tax assets are recorded.

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If future taxable results are considerably different from those forecasted that support recording deferred tax assets, the Group will be obliged to revise downwards or upwards the amount of the deferred tax assets, which would have a significant impact on our financial results.

f/ Pension and retirement obligations and other employee and post-employment benefit obligations

Actuarial assumptions

Our results of operations include the impact of significant pension and post-retirement benefits that are measured using actuarial valuations. Inherent in these valuations are key assumptions, including assumptions about discount rates, healthcare cost trend rates and expected participation rates in retirement healthcare plans. These assumptions are updated on an annual basis at the beginning of each fiscal year or more frequently upon the occurrence of significant events. In addition, discount rates are updated quarterly for those plans for which changes in these assumptions would have a material impact on our financial results.

Discount rates

Discount rates for our U.S. plans are determined using the values published in the “original” CitiGroup Pension Discount Curve, which is based on AA-rated corporate bonds. Each future year’s expected benefit payments are discounted by the discount rate for the applicable year listed in the CitiGroup Curve, and, for those years beyond the last year presented in the CitiGroup Curve for which we have expected benefit payments, we apply the discount rate of the last year presented in the Curve. After applying the discount rates to all future years’ benefits, we calculate a single discount rate that results in the same interest cost for the next period as the application of the individual rates would have produced. Discount rates for our non-U.S. plans were determined based on Bloomberg AA Corporate yields until December 31, 2012. Since Bloomberg has stopped publishing these yields, discount rates for our non U.S. plans are determined based on Iboxx AA Corporate yields starting January 1, 2013.

Holding all other assumptions constant, a 0.5% increase or decrease in the discount rate would have increased or decreased the 2013 net pension and post-retirement benefits costs (determined in accordance with IAS 19 “Employee Benefits” (revised)) by approximately €21 million and €(64) million, respectively.

Interest income on plan assets

Given our application of IAS 19 “Employee Benefits” (revised) from January 1, 2013 onwards, we no longer use the expected return on plan assets as part of the calculation of the financial component of pension and post-retirement benefit costs. Instead, we now apply the net interest approach under which we calculate net interest on the net defined benefit liability (asset) using the discount rate used to measure the defined benefit obligation. Until December 31, 2012, prior to the revision of IAS 19, the financial component for our United States plans was updated every quarter using the defined benefit obligation, the fair value of plan assets and discount rates as of the beginning of the quarter (the expected rate of return of plan assets was reviewed annually or upon the occurrence of a significant event such as a change in the asset allocation). Under the revised standard, the financial component is now called “net interest on the net defined benefit liability (asset)” and is measured as the sum of interest income on plan assets, interest cost on the defined benefit obligation and interest income (cost) on the effect of the asset ceiling. Each of these interest amounts is computed based on the defined benefit obligation, the fair value of plan assets, the effect of the asset ceiling and the discount rate, each determined at January 1 without any quarterly update.

Healthcare inflation trends

Regarding healthcare inflation trend rates for our U.S. plans, our actuaries annually review expected cost trends from numerous healthcare providers, recent developments in medical treatments, the utilization of medical services, and Medicare future premium rates published by the U.S. Government’s Center for Medicare and Medicaid Services (CMS) as these premiums are reimbursed for some retirees. They apply these findings to the specific provisions and experience of our U.S. post-retirement healthcare plans in making their recommendations. In determining our assumptions, we review our recent experience together with our actuaries’ recommendations.

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Participation assumptions

Our U.S. post-retirement healthcare plans allow participants to opt out of coverage at each annual enrollment period, and for almost all to opt back in at any future annual enrollment. An assumption is developed for the number of eligible retirees who will elect to participate in our plans at each future enrollment period. Our actuaries develop a recommendation based on the expected increases in the cost to be paid to a retiree participating in our U.S. plans and recent participation history. We review this recommendation annually after the annual enrollment has been completed and update it if necessary.

Mortality assumptions

Because there was less and less experience data to develop our own experience mortality assumptions due to smaller employee pools, starting December 31, 2011, these assumptions were changed to the RP-2000 Combined Health Mortality table with Generational Projection based on the U.S. Society of Actuaries Scale AA. This update had a U.S.$128 million positive effect on the benefit obligation of our U.S. management pension plan and a U.S.$563 million negative effect on the benefit obligation of our U.S. occupational pension plans. These effects were recognized in the 2011 Statement of Comprehensive Income.

Plan assets investment

At its meeting on July 27, 2011, as part of its prudent management of the Group’s funding of our pension and retirement obligations, our Board of Directors approved the following further modifications to the asset allocation of our Group’s U.S. management pension plan: the portion of funds invested in public equity securities was reduced from 20% to 10%, the portion invested in fixed income securities was increased from 60% to 70% and the portion invested in alternatives remained unchanged. No change was made in the allocation concerning our Group’s U.S. occupational pension plans.

Plan assets are invested in many different asset categories (such as cash, equities, bonds, real estate and private equity). In the quarterly update of plan asset fair values, approximately 84% are based on closing date fair values and 16% have a one to three-month delay, as the fair values of private equity, venture capital, real estate and absolute return investments are not available in a short period. This is standard practice in the investment management industry.

Asset ceiling

According to IAS 19, the amount of prepaid pension costs that can be recognized in our financial statements is limited to the sum of (i) the present value of any available refunds from the plan and (ii) any reduction in future contributions to the plan. We have used, and intend to use in the future, eligible excess pension assets applicable to formerly union-represented retirees to fund certain retiree healthcare benefits for such retirees, which use is considered as a refund from the pension plan when setting the asset ceiling.

The impact of expected future economic benefits on the pension plan asset ceiling is a complex matter. For retirees who were represented by the Communications Workers of America and the International Brotherhood of Electrical Workers, we expect to fund our current retiree healthcare and group life insurance obligations with Section 420 Transfers from the U.S. Occupational pension plan. Section 420 of the U.S. Internal Revenue Code provides for transfers of certain excess pension plan assets held by a defined benefit pension plan into a retiree health benefits account established to pay retiree health benefits and into a group life insurance account established to pay retiree life insurance benefits.

The Pension Protection Act of 2006 (or the PPA), as amended by the U.S. Troop Readiness, Veterans’ Care, Katrina Recovery, and Iraq Accountability Appropriations Act of 2007, expanded the types of transfers to include transfers covering a period of more than one year of assets in excess of 120% of the funding obligation, with the cost maintenance period extended through the end of the fourth year following the transfer period, and the funded status being maintained at a minimum of 120% during each January 1 valuation date in the transfer period. The PPA also provided for collectively bargained transfers, both single year and multi-year, wherein an enforceable labor agreement is substituted for

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the cost maintenance period. Using the methodology we selected to value plan assets and obligations for funding purposes (see Note 26 of our 2013 audited consolidated financial statements), we estimated that, as of December 31, 2013, the excess of assets above 120% of the plan obligations was US$1.7 billion (€1.2 billion), and the excess above 125% of plan obligations was US$1.3 billion (€0.9 billion).

The PPA, as amended by the Moving Ahead for Progress in the 21st Century Act of 2012, Part II, extends the period during which employers may make transfers of “excess pension assets” to fund retiree health benefits and expands the types of transfers that can be made to include transfers for post-retirement life insurance. We amended our U.S. Occupational-inactive pension plan to reflect the law’s extension for making transfers and also to provide for transfers for retiree life insurance. This amendment, made during the third quarter of 2012, constitutes a source of funding for healthcare benefits currently provided to the U.S. retirees who were represented by the Communication Workers of America or the International Brotherhood of Electrical Workers and who participate in the U.S. Occupational-inactive pension plan and will now also make available an additional funding source for such participants’ retiree life insurance. The amendment also allows the Group, via a reduction in the asset ceiling effect, to recognize on its Statement of Financial Position at December 31, 2013 additional pension assets of approximately U.S. $490 million (€355 million) that will be available to pay this retiree life insurance liability.

g/ Revenue recognition

As indicated in Note 1m to our 2013 consolidated financial statements, revenue under IAS 18 accounting is measured at the fair value of the consideration received or to be received when the Group has transferred the significant risks and rewards of ownership of a product to the buyer.

For revenues and expenses generated from construction contracts, the Group applies the percentage of completion method of accounting, provided certain specified conditions are met, based either on the achievement of contractually defined milestones or on costs incurred compared with total estimated costs. The determination of the stage of completion and the revenues to be recognized rely on numerous estimations based on costs incurred and acquired experience. Adjustments of initial estimates can, however, occur throughout the life of the contract, which can have significant impacts on financial condition.

Although estimates inherent in construction contracts are subject to uncertainty, certain situations exist whereby management is unable to reliably estimate the outcome of a construction contract. These situations can occur during the early stages of a contract due to a lack of historical experience or throughout the contract as significant uncertainties develop related to additional costs, claims and performance obligations, particularly with new technologies.

Contracts that are multiple-element arrangements can include hardware products, stand-alone software, installation and/or integration services, extended warranty, and product roadmaps, as examples. Revenue for each unit of accounting is recognized when earned based on the relative fair value of each unit of accounting as determined by internal or third-party analyses of market-based prices. If the criteria described in Note 1m to our 2013 audited consolidated financial statements are met, revenue is earned when units of accounting are delivered. If such criteria are not met, revenue for the arrangement as a whole is accounted for as a single unit of accounting. Significant judgment is required to allocate contract consideration to each unit of accounting and determine whether the arrangement is a single unit of accounting or a multiple-element arrangement. Depending upon how such judgment is exercised, the timing and amount of revenue recognized could differ significantly.

For multiple-element arrangements that are based principally on licensing, selling or otherwise marketing software solutions, judgment is required as to whether such arrangements are accounted for under IAS 18 or IAS 11. Software arrangements requiring significant production, modification or customization are accounted for as a construction contract under IAS 11. All other software arrangements are accounted for under IAS 18, in which case the Group requires vendor specific objective evidence (VSOE) of fair value to separate the multiple software elements. If VSOE of fair value is not available, revenue is deferred until the final element in the arrangement is delivered or revenue is recognized over the period that services are being performed if services are the last undelivered element. Significant judgment is required to determine the most appropriate accounting model to be applied in this environment and whether VSOE of fair value exists to allow separation of multiple software elements.

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For product sales made through distributors, product returns that are estimated according to contractual obligations and past sales statistics are recognized as a reduction of sales. Again, if the actual product returns were considerably different from those estimated, the resulting impact on our financial condition could be significant.

It can be difficult to evaluate the Group’s capacity to recover receivables. Such evaluation is based on the customers’ creditworthiness and on the Group’s capacity to sell such receivables without recourse. If, subsequent to revenue recognition, the recoverability of a receivable that had been initially considered as likely becomes doubtful, a provision for an impairment loss is then recorded (see paragraph b above).

h/ Restructuring reserve and impact on goodwill impairment test

On June 19, 2013, we announced the launch of The Shift Plan. Through this plan and the remainder of the Performance Program, we aim at reducing our fixed-cost base by €1 billion between 2013 and 2015 (including fixed cost savings to be realized under the Performance Program) through the adoption of direct-channel operations, additional consolidation of SG&A (selling, general and administrative) functions, and by refocusing our R&D capacity.

On October 8, 2013, we informed the ECID of the actions planned as part of The Shift Plan and presented a net job reduction plan of approximately 10,000 jobs worldwide by the end of 2015. All geographic areas where Alcatel-Lucent operates will contribute to this effort, with the reduction of 4,100 positions in Europe, Middle East and Africa, 3,800 in Asia Pacific and 2,100 in Americas. By the end of 2015, Alcatel-Lucent will halve the number of its business hubs globally.

On December 16, 2013, we provided further information to the ECID on transformation initiatives regarding support functions in Information Technology, Human Resources and Finance. In several European countries, the official consultation process was launched in November or December 2013.

Using the recognition criteria for establishing restructuring reserves (see Note 1j), as of December 31, 2013, we had analyzed our Shift Plan on a country by country basis and established a reserve, when possible, for all or a portion of the amount, depending upon where we were in the consultation process with labor unions or works councils.

We estimate restructuring costs related to The Shift Plan at €1.0 billion for all outstanding actions anticipated for the years between 2013 and 2015. This is a preliminary estimate, because the total amount may evolve in the future based on the results of continuing discussions with labor unions and works councils in certain countries and on the outcome of other factors, such as attrition of the workforce.

The announcement date of a plan may not be the decisive date for determining whether a reserve should be established, because, in some countries, employees’ representatives or works councils must be consulted through a specific process prior to the effectiveness of the termination plan. These processes can take some months to complete, and could make the restructuring decision at the announcement date reversible.

In the context of the impairment test of goodwill, as prescribed by sections 44 and 45 of IAS 36 “Impairment of Assets”, and with regard to the composition of future cash flows used to determine the value in use when measuring the recoverable amount of a group of Cash Generating Units: “Estimates of future cash flows shall not include estimated future cash inflows or outflows that are expected to arise from (a) a future restructuring to which an entity is not yet committed; or (b) improving or enhancing the asset’s performance. Because future cash flows are estimated for the asset in its current condition, value in use does not reflect: (a) future cash outflows or related cost savings (for example in staff costs) or benefits that are expected to arise from a future restructuring to which an entity is not yet committed; or (b) future cash outflows that will improve or enhance the asset’s performance or the related cash inflows that are expected to arise from such outflows.”

In compliance with such requirements and considering that we believe we are not committed to a restructuring action as long as we have not been able to expense it, we exclude future restructuring

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costs (and corresponding cost savings), if they are not expensed at the closing date from the value in use determined for impairment test of goodwill. On the other hand, we fully take into account these future cash outflows and inflows in assessing the recoverability of our deferred tax assets and in determining the fair value less costs to sell of the group of Cash Generating Units (i.e. our Product Divisions), corresponding to the methodology described in Note 2c to our 2013 audited consolidated financial statements. We arrive at fair value less costs to sell of a Product Division by basing it on a weighted average of three discounted cash flow approaches (two of the three using discounted residual values that are based respectively on a sales multiple and an operating profit multiple), to arrive at a fair value that reflects assumptions that market participants would use when pricing a Product Division.

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1. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

1.1 OVERVIEW OF THE FIRST HALF OF 2014

In the first half of 2014, the telecommunications market saw mixed trends across different regions. Investments in IP and ultra-broadband technologies, such as LTE, drove a robust market in the US throughout the first half of the year. Elsewhere, network investments for TD-LTE deployments accelerated in China, while cautiousness in Europe continued to show signs of easing.

In addition to regional trends, industry trends also played a significant role in shaping the spending for telecommunications equipment and related services in the first half of 2014. The telecommunications industry continues to experience fast changes driven by the massive adoption of new mobile devices and of new applications and services. We estimate that approximately 3.9 billion people will be connected to the Internet by 2017, driving a 720% increase in video traffic compared to 2012. Growth of data traffic has put significant pressure on telecommunications providers to improve their networks in terms of coverage, capacity and quality. To meet these demands, network operators continue their transition to all-IP architectures, with an emphasis on fast access to their networks through copper, fiber, LTE and new digital services delivery. Additionally, network and cloud infrastructure are intersecting, allowing for the hosting of enterprise and consumer applications. Web scale companies, such as Amazon and Google, and large enterprises are driving the development of huge data centers, providing seamless IP interconnection and digital services delivery on a large scale. From 2012 to 2017, we expect a 440% increase in data center traffic. IP routing is at the heart of the telecommunications equipment and related services industry transformation, impacting fixed and mobile broadband as well as cloud services.

This combination of regional and industry trends resulted in mixed spending in the market for telecommunications equipment and related services in the first half of 2014. These trends were also a key driver of how our own business performed in the first half of 2014, with total sales decreasing 4.0% compared to the year-ago period. Further details on segment performance can be found in Section 1.3 “Consolidated Results of Operations for the six months ended June 30, 2014 compared to the six months ended June 30, 2013.”

To better align ourselves with these industry and business trends, on June 19, 2013 we announced The Shift Plan, a detailed three-year plan to reposition our Company as a specialist provider of IP and cloud Networking and Ultra-Broadband Access, the high-value equipment and services that are essential to high-performance networks.

Our progress through June 30, 2014 on The Shift Plan can be found in Chapter 1.6 “Strategy and Outlook Through 2015” in this report.

HIGHLIGHTS OF TRANSACTIONS OF THE FIRST HALF OF 2014

Repayment of convertible trust preferred securities. On January 13, 2014, we repaid in full the U.S. $931 million principal amount outstanding of the 7.75% Lucent Technologies Capital Trust I convertible trust preferred securities due 2017.

Binding offer for the acquisition of Alcatel-Lucent Enterprise. On February 6, 2014, we announced that we received a binding offer from, and have entered into exclusive discussions with, China Huaxin, a technology investment company, for the acquisition of Alcatel-Lucent Enterprise. The contemplated transaction values Alcatel-Lucent Enterprise at €268 million on an enterprise value basis (cash-free /

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debt-free) and at an estimated €237 million at the time of the announcement on an equity value basis, for 100%. We will retain a minority stake of 15%. The proposed transaction was submitted to the workers council of Alcatel-Lucent Enterprise for the required information and consultation procedure which is now closed. Closing of this transaction remains subject to certain other conditions, including the approval of certain regulatory authorities, and is targeted to take place in the third quarter of 2014.

Outsourcing agreement with Accenture. On February 28, 2014, in conjunction with the targeted cost savings of our Shift Plan, we entered into a 7-year service implementation agreement with Accenture regarding the business transformation of our finance function, including the outsourcing of our accounting function. This agreement supplements two similar service agreements regarding human resources and information technology. For further details, please refer to the Section 1.5 “Contractual obligations and off balance sheet commitments”.

Disposal of LGS. On April 1, 2014, we announced that we have formally signed and closed a definitive agreement for the sale of our subsidiary LGS Innovations LLC to a US-based company owned by a Madison Dearborn Partners-led investor group that includes CoVant.

Significant shareholding. According to the notification filed with the French securities market authorities and sent to Alcatel-Lucent on April 17, 2014, the Capital Group Companies, Inc., (USA) holds, after acquiring a significant shareholding in Alcatel Lucent, a total of 290,280,811 shares of the company, representing 10.31% of the share capital and 10.14% of the voting rights.

2013 dividend. Our Board has determined not to pay a dividend on our ordinary shares and ADSs based on 2013 results. This proposal was approved at our Annual Shareholders’ Meeting on May 28, 2014.

Issuance of Oceane 2019 and 2020 and planned repayment of Senior Secured Credit Facility. On June 10, 2014, we issued convertible/exchangeable bonds (OCEANE) in two tranches:

•	the first one due January 30, 2019 for a nominal value of €688 million; and

•	the second one due January 30, 2020 for a nominal value of €460 million.

The bonds bear interest at an annual rate of 0.00% and 0.125% respectively, payable semi-annually in arrears on January 1, and July 1, commencing January 1, 2015. At our option, the bonds may be subject to early redemption under certain conditions.

The proceeds of this issuance will be used to fully repay the outstanding amount of the Senior Secured Facility in August 2014.

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1.2 HIGHLIGHTS OF RECENT EVENTS

Tender offer for senior notes due 2016. Following the completion of the tender offer in June 2014, we accepted for purchase an aggregate nominal amount of senior notes due 2016 of €210 million on July 4, 2014 for a total cash amount of €235 million. The outstanding aggregate nominal amount of senior notes due 2016 following the completion of the tender offer was €195 million. In addition, during the second quarter of 2014, a nominal amount of €19 million of the senior notes due 2016 was bought back and cancelled for a cash amount of €22 million.

Outsourcing agreement with HCL. On July 1, 2014, in conjunction with the targeted cost savings of our Shift Plan, we entered into a 7-year Master Service Agreement with HCL Technologies Limited regarding the transfer of a part of our R&D department for certain legacy technologies. For further details, please refer to Note 19 to our consolidated financial statements.

FCPA investigations. As disclosed below, in December 2010 we entered into final settlement agreements with the SEC and the DOJ regarding violations and alleged violations of the FCPA. We signed a deferred prosecution agreement (“DPA”) with the DOJ, pursuant to which the prosecution would be deferred for a term of three years and seven days, with the possibility of a one-year extension at the sole discretion of the DOJ. The DPA entered into effect on December 27, 2010, the date the DOJ filed the charging document with the court. Among other things, the DPA contained provisions requiring the engagement of a French anticorruption compliance monitor (the “Monitor”) for three years. Similarly, under the agreement with the SEC, we agreed, among other things, to engage a Monitor for three years. The Company believes that by its terms, the DPA expired on January 3, 2014. The Monitor’s initial term concluded on July 1, 2014. In June 2014, following discussions with the Monitor, the DOJ and the SEC, we agreed a six-month extension of the monitorship until December 31, 2014 to provide the Monitor with additional time to confirm certain improvements to our compliance systems.

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1.3 CONSOLIDATED RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2014 COMPARED TO THE SIX MONTHS ENDED JUNE 30, 2013

The following discussion takes into account our results of operations for the six months ended June 30, 2014 and June 30, 2013, on the following basis:

•

As part of the Shift Plan announced on June 19, 2013, effective from July 1, 2013 we implemented a new organization composed of three reportable segments: Core Networking, Access and Other. The results of operations for the comparable 2013 period are re-presented according to the new organization structure in order to facilitate comparison with the current period.

•	The 2013 results exclude our Enterprise business, for which we received a binding offer from China Huaxin on February 6, 2014.

Revenues. Revenues totalled €6,242 million in the first half of 2014, a decrease of 4.0% from €6,503 million in the first half of 2013. Approximately 65% of our revenues for the first half of 2014 were denominated in or linked to the U.S. dollar. When we translate our non-euro sales into euros for accounting purposes, there is an exchange rate impact based on the relative value of the euro versus other currencies, including the U.S. dollar. The decline in the value of other currencies, including the U.S. dollar, relative to the euro in the first half of 2014 compared with the first half of 2013 had a negative effect on our reported revenues. If there had been constant exchange rates in the first half of 2014 as compared to the first half of 2013 and a constant perimeter, excluding revenues related to LGS Innovations that was sold, our consolidated revenues would have increased by approximately 0.7% instead of the 4.0% decrease actually reported. This is based on applying (i) to our sales made directly in currencies other than the euro effected during the first half of 2014, the average exchange rate that applied for the comparable period in 2013, instead of the average exchange rate that applied for the first half of 2014, and (ii) to our exports (mainly from Europe) effected during the first half of 2014 which are denominated in other currencies and for which we enter into hedging transactions, our average hedging rates that applied for the comparable period in 2013. Our management believes that providing our investors with our revenues for the first half of 2014 at a constant exchange rate facilitates the comparison of the evolution of our revenues with that of the telecommunications equipment and related services industry.

The table below sets forth our revenues as reported, the conversion and hedging impact of the euro/other currencies and our revenues at a constant rate:

(In millions of euros)
	Six months ended June 30, 2014	Six months ended June 30, 2013	% Change
Revenues as reported	6,242	6,503	-4.0%
Conversion impact euro/other currencies	231		3.7%
Hedging impact euro/other currencies	9		0.1%
Perimeter (LGS)	(40)	(105)
Revenues at constant rate	6,442	6,398	0.7%

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Revenues by segment and division

The following table sets forth revenues by segment and division:

(In millions of euros)	Six months ended June 30, 2014	Six months ended June 30, 2013
Core Networking	2,721	2,883
IP Routing	1,110	1,119
IP Transport	938	958
IP Platforms	673	806
Access	3,479	3,513
Wireless	2,298	2,074
Fixed	981	986
Managed Services	176	419
Licensing	24	34
Other	40	105
Other and Unallocated	2	2
Total	6,242	6,503

Core Networking Segment

Revenues in our Core Networking segment, which consists of our IP Routing, IP Transport and IP Platforms divisions, were €2,721 million in the first half of 2014, a decrease of 5.6% from €2,883 million in the first half of 2013, using current exchange rates. When we translate the non-euro portion of Core Networking sales into euros for accounting purposes, there is an exchange rate impact based on the relative value of the euro versus other currencies, including the U.S. dollar. The decline in the value of other currencies, including the U.S. dollar, relative to the euro in the first half of 2014 as compared to the first half of 2013 had a negative impact on our reported revenues. If there had been constant exchange rates in the first half of 2014 as compared to the first half of 2013, our Core Networking segment revenues would have decreased by 2.3% instead of the 5.6% decrease actually reported.

Revenues in our IP Routing division were €1,110 million in the first half of 2014, a decrease of 0.8% from €1,119 million in the first half of 2013, from a high comparison basis in the second quarter of 2013, which was a record quarter for this division. Excluding the negative impacts from foreign exchange rates, this business would have shown a low-single-digit revenue increase instead of the decline actually reported.

Revenues in our IP Transport division, which includes our Terrestrial and Submarine Optics businesses, were €938 million in the first half of 2014, a decrease of 2.1% from €958 million in the first half of 2013, as progress in our WDM portfolio was not enough to offset declines in our overall terrestrial optics business. Excluding the negative impacts from foreign exchange rates, this business would have shown a slight revenue increase instead of the decline actually reported.

Revenues in our IP Platforms division, which includes software and related services, were €673 million in the first half of 2014, a decrease of 16.5% from €806 million in the first half of 2013. This business continues to be impacted by declines in legacy platforms and the impact of portfolio rationalization, which more than offset growth in certain next-generation technologies, such as Customer Experience.

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Access Segment

Revenues in our Access segment, which consists of our Wireless Access, Fixed Access, Licensing and Managed Services divisions, were €3,479 million in the first half of 2014, a decrease of 1.0% from €3,513 million in the first half of 2013, using current exchange rates. When we translate the non-euro portion of Access sales into euros for accounting purposes, there is an exchange rate impact based on the relative value of the euro versus other currencies, including the U.S. dollar. The decline in the value of other currencies, including the U.S. dollar, relative to the euro in the first half of 2014 as compared to the first half of 2013 had a negative impact on our reported revenues. If there had been constant exchange rates in the first half of 2014 as compared to the first half of 2013, our Access segment revenues would have increased by 2.8% instead of the 1.0% decrease actually reported.

Revenues in our Wireless Access division increased 10.8% in the first half of 2014, to €2,298 million from €2,074 million in the first half of 2013. Within the Wireless Access business, we witnessed strong year-over-year growth in our LTE revenues, driven by strong investments in the U.S. and China, which was slightly tempered by the continued overall declines in our 2G/3G technologies.

Revenues in our Fixed Access division were €981 million in the first half of 2014, a decrease of 0.5% from €986 million in the first half of 2013, as a negative impact from foreign exchange rates outweighed continued growth in our copper and fiber businesses.

Revenues in our Managed Services division were €176 million in the first half of 2014 compared to €419 million in the first half of 2013, a decrease of 58.0%. The decline in revenues reflects our strategy to terminate or restructure loss-making contracts.

Revenues in our Licensing division were €24 million in the first half of 2014 compared to €34 million in the first half of 2013, a decrease of 29.4%.

Other Segment

Revenues in our Other segment, which comprised our Government business through the first quarter of 2014, were €40 million in the first half of 2014, compared to €105 million in the first half of 2013 due to the disposal of LGS at the end of March 2014.

Revenues by geographical market

Revenues for the first half of 2014 and the comparable period in 2013 by geographical market (calculated based upon the location of the customer) are shown in the table below:

(In millions of euros)
Revenues by geographical market	France	Other Western Europe	Rest of Europe	China	Other Asia Pacific	U.S.	Other Americas	Rest of world	Consolidated
1st Half 2014	360	910	111	581	575	2,788	422	495	6,242
1st Half 2013	352	950	148	406	600	2,963	609	475	6,503
% Change 2014 vs. 2013	2%	-4%	-25%	43%	-4%	-5.9%	-31%	4%	-4%

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In the first half of 2014, the United States accounted for 44.7% of revenues, down from 45.6% in the comparable period in 2013. Revenues declined 6% in the U.S. as strong investments in LTE were not enough to offset declines in other technologies. Europe accounted for 22.1% of revenues in the first half of 2014 (5.8% in France, 14.6% in Other Western Europe and 1.8% in Rest of Europe), down from 22.3% in the comparable period in 2013 (5.4% in France, 14.6% in Other Western Europe and 2.3% in Rest of Europe) as sales were tempered by the impact of our implementation of our strategy in Managed Services, offsetting encouraging trends that continued in the region. Within Europe, trends were mixed as revenues increased 2% in France, fell 4% in Other Western Europe and fell 25% in Rest of Europe. Asia-Pacific accounted for 18.5% of revenues in the first half of 2014 (9.3% in China and 9.2% in Other Asia Pacific), up from 15.5% in the comparable period 2013 (6.2% in China and 9.2% in Other Asia Pacific). The period-over-period increase in Asia Pacific was mainly attributable to increased spending in China as LTE is deployed in the country. Revenues in Other Americas were negatively impacted by a slowdown in Central and Latin America in the first half of 2014 driving revenues to decline 31% from the comparable period in 2013, as its share of total revenue declined from 9.4% to 6.8%. The Rest of World share of total revenue increased to 7.9% in the first half of 2014, from 7.3% in the comparable period of 2013, as revenues increased 4% compared to the first half of 2013 driven by growth in the Middle East and Africa.

Gross profit. In the first half of 2014, gross profit as a percentage of revenues increased to 32.4%, compared to 29.8% in the first half of 2013, and increased in absolute terms, to €2,024 million in the first half of 2014 from €1,937 million in the year-ago period. The increase in gross profit was mainly attributable to favorable mix and lower fixed operations costs. Gross profit in the first half of 2014 included (i) the negative impact of a net charge of €(77) million for write-downs of inventory and work in progress; and (ii) the negative impact of a net charge of €(11) million in reserves on customer receivables. Gross profit in the first half of 2013 included (i) the negative impact of a net charge of €(71) million for write-downs of inventory and work in progress; and (ii) the negative impact of a net charge of €(25) million in reserves on customer receivables.

We sell a wide variety of products in many geographic markets. Profitability per product can vary based on a product’s maturity, the required intensity of R&D and our overall competitive position. In addition, profitability can be impacted by geographic area, depending on the local competitive environment, our market share and the procurement policy of our customers. In the first half of 2014, we witnessed trends, where, as noted above, a shift in customer and product mix positively impacted gross profit.

Administrative and selling expenses. For the first half of 2014, administrative and selling expenses were €(792) million or 12.7% of revenues compared to €(957) million, or 14.7% of revenues in the comparable period in 2013. The 17.2% decline in administrative and selling expenses reflects the progress we have made in reducing fixed costs as part of The Shift Plan launched in 2013. Included in administrative and selling expenses are non-cash purchases accounting entries resulting from the Lucent business combination of €15 million in the first half of 2014 and €16 million in the first half of 2013.

Research and development costs. Research and development costs were €(1,090) million or 17.5% of revenues in the first half of 2014, a decrease of 6.0% from €(1,159) million or 17.8% of revenues in the first half of 2013. The 6.0% reduction in research and development costs period over period reflects a reduction in overall level of R&D. Included in research and development costs are non-cash purchase accounting entries resulting from the Lucent business combination of €12 million in the first half of 2014 and €29 million in the first half of 2013 with the decline due mainly to the phasing out of the amortization of in-process R&D as well as the impairment of some intangible assets related to CDMA, in the Access segment, that were included in PPA (Lucent purchase price allocation) as part of the annual impairment test of goodwill performed in 2012.

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Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments.

In the first half of 2014, income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendment was €142 million compared to a loss of €(179) million in the first half of 2013.

Changes in provisions adversely impacted income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments for the first six months of 2014 by €(170) million, of which €(205) million were additional provisions and €35 million were reversals. Additional product sales reserves created during the first half of 2014 were €(114) million, while reversals of product sales reserves were €26 million during the comparable period. Changes in provisions adversely impacted income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments by €(200) million in the first half of 2013, of which additional provisions were €(276) million and reversals were €76 million. Additional product sales reserves created during the first half of 2013 were €(176) million while reversals of product sales reserves were €65 million.

The tables below set forth our revenues and segment operating income (loss):

(In millions of euros)
Six months ended June 30, 2014	Core Networking	Access	Other	Total Reportable Segments	Other and unallocated amounts	Total
Revenues	2,721	3,479	40	6,240	2	6,242
Segment Operating Income (Loss)	219	(26)	(1)	192	(23)	169
PPA Adjustments (excluding restructuring costs and impairment of assets)						(27)
Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments						142

(In millions of euros)
Six months ended June 30, 2013	Core Networking	Access	Other	Total Reportable Segments	Other and unallocated amounts	Total
Revenues	2,883	3,513	105	6,501	2	6,503
Segment Operating Income (Loss)	123	(207)	3	(81)	(53)	(134)
PPA Adjustments (excluding restructuring costs and impairment of assets)						(45)

Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments						(179)

In the first half of 2014, a segment operating income of €169 million for the Group, adjusted for €(27) million in PPA, yielded an income from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments of €142 million. In the first half of 2013, a segment operating loss of €(134) million for the Group, adjusted for €(45) million in PPA, yielded a loss from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments of €(179) million. The improvement in the first half of 2014 reflects higher gross profit in addition to lower administrative and selling expenses and research and development costs.

Segment operating income in our Core Networking segment was €219 million or 8.0% of revenues in the first half of 2014, compared with an operating income of €123 million or 4.3% of revenues in the first half of 2013. The improvement reflects higher operating income contributions from both the IP Routing and IP Platforms divisions.

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Segment operating loss in our Access segment was €(26) million in the first half of 2014, compared with an operating loss of €(207) million in the first half of 2013. The smaller year-over-year loss is mainly due to the improvements made on our cost structure in our Wireless Access division as part of The Shift Plan as well as an increase in contribution from the Fixed Access business.

Segment operating loss in the Other segment was €(1) million in the first half of 2014, compared with an income of €3 million or 2.9% of revenues in the first half of 2013.

PPA adjustments (excluding restructuring costs) decreased in the first half of 2014 to €(27) million compared with €(45) million in the first half of 2013. This decrease in PPA adjustments was mainly due to the phasing out of 5-year amortization of in-process R&D related to the Lucent business combination as well as the impairment of some intangible assets related to CDMA, in the Access segment that were included in PPA as part of the annual impairment test of goodwill performed in 2012.

Restructuring Costs. Restructuring costs were €(342) million in the first half of 2014, representing (i) €(181) million of new restructuring plans and adjustments to previous plans, (ii) €(73) million of other monetary costs related to restructuring reserves, (iii) €(62) million of other monetary costs related to reorganizational projects and related fees payable to third parties, (iv) €(21) million related to pension reserves and (v) a valuation allowance and a write-off of assets of €(5) million in the aggregate. Restructuring costs were €(308) million in the first half of 2013, representing (i) €(177) million of new restructuring plans and adjustments to previous plans, (ii) €(82) million for other monetary costs related to reorganizational projects and related fees payable to third parties and (iii) €(50) million for other monetary costs related to restructuring reserves. The cost of new restructuring plans increased in the first half of 2014 compared to the first half of 2013 due to the introduction of The Shift Plan and primarily related to severance payments, early retirement payments, costs for notice periods not worked, training costs of terminated employees, costs linked with the closure of facilities or the discontinuance of product lines and costs arising from plans that materially change the scope of business undertaken by the Group. Our restructuring reserves of €(495) million at June 30, 2014, increased compared to €(433) million at December 31, 2013, primarily due to social measures in Spain, France and Germany. We will recognize additional restructuring reserves in the future relating to The Shift Plan.

Litigations. In the first half of 2014, we recorded a litigation credit of €4 million compared to the first half of 2013, when we recorded a litigation charge of €(3) million.

Gain/(loss) on disposal of consolidated entities. In the first half of 2014, we recognized a loss on the disposal of consolidated entities of €(19) million, mainly due to the disposal of LGS Innovations LLC, compared to a €2 million gain in the first half of 2013.

Impairment of Assets. In the first half of 2014, we did not record any impairment of assets charges. In the first half of 2013, we recorded an impairment of assets charge of €(552) million mainly related to our Wireless product division goodwill, as a result of the implementation of The Shift Plan, which could lead to additional costs, negatively impacting the recoverable value of our goodwill in this business.

Post-retirement benefit plan amendment. In the first half of 2014, we did not book any post-retirement benefit plan amendments. In the first half of 2013, we booked a €95 million credit that included (i) a €56 million gain related to the change in retiree healthcare benefits for formerly represented retirees resulting from the extension of benefits until December 31, 2016 and the reduction of the Group’s obligation for retirees who are subject to annual dollar caps, (ii) a €36 million gain related to the amendment of AUXAD, a French supplemental pension plan, to align it with the conditions of the French AGIRC (General Association of Pension Institutions for Managerial Staff) scheme and (iii) a gain of €4 million related to the amendment of our long term disability plan, where long-term medical benefits for disabled former employees will be provided by the retiree medical plan.

Income (loss) from operating activities. Income (loss) from operating activities was a loss of €(215) million in the first half of 2014, compared to a loss of €(945) million in the comparable period of

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2013. The smaller loss from operating activities in the first half of 2014 is due, in part, to higher gross profit and lower operating expenses and the lack of an impact from impairment of assets charge partially offset by higher restructuring costs.

Finance costs. Finance costs in the first half of 2014 were €(154) million, compared to €(206) million in the first half of 2013. The decrease of finance costs is mainly due to the refinancing and the balance sheet restructuring activities.

Other financial income (loss). Other financial losses were €(118) million in the first half of 2014, compared to losses of €(125) million in the comparable period in 2013. In the first half of 2014, other financial loss consisted primarily of (i) the impact of the accelerated amortization of the issuing fees of the secured credit facility that we intend to repay in August 2014 following the issuance of the Oceane on June 10, 2014 for €(97) million, (ii) a loss of €(18) million related to the financial component of pension and post-retirement benefit costs which were partially offset by a reversal of impairment loss of €10 million. In the first half of 2013, other financial loss consisted primarily of (i) a loss of €(47) million related to the financial component of pension and post-retirement benefit costs, (ii) a net loss of €(34) million on foreign exchange and (iii) a loss of €(26) million related to a net loss on debt instruments repurchased during the second quarter of 2013.

Share in net income (losses) of equity affiliates. Share in net income of equity affiliates was €7 million during the first half of 2014, compared with €3 million during the first half of 2013.

Income (loss) before income tax and discontinued operations. Income (loss) before income tax and discontinued operations was a loss of €(480) million in the first half of 2014 compared to a loss of €(1,274) million in the first half of 2013.

Income tax benefit (expense). We had an income tax benefit of €92 million for the first half of 2014, compared to an income tax benefit of €26 million for the first half of 2013. The income tax benefit for the first half of 2014 resulted from a net deferred income tax benefit of €120 million, partially offset by a current income tax charge of €(28) million. The €120 million net deferred tax benefit includes: (i) €92 million of deferred income tax benefits related to the re-assessment of the recoverability of deferred tax assets (essentially unused losses carry forward) in the US in connection with the impairment tests of goodwill performed in the fourth quarter of 2013, (ii) €11 million of deferred taxes related to PPA for the Lucent business combination and (iii) a €4 million deferred income tax benefits related to convertible debentures and Oceane. The income tax benefit for the first half of 2013 resulted from a net deferred income tax benefit of €56 million, partially offset by a current income tax charge of €(33) million. The €56 million net deferred tax benefit includes: (i) €48 million of deferred income tax benefits related to the re-assessment of the recoverability of deferred tax assets in the US, (ii) €25 million of deferred taxes related to PPA and (iii) a €5 million deferred income tax benefits related to Lucent’s post-retirement benefit plans. These positive effects were partially offset by €(22) million in deferred tax expenses related to post-retirement benefit plans amendments.

Income (loss) from continuing operations. We had a loss from continuing operations of €(388) million in the first half of 2014 compared to a loss of €(1,248) million in the comparable period of 2013.

Income (loss) from discontinued operations. In the first half of 2014, we had income from discontinued operations of €19 million related to the intended sale of our Enterprise business. Losses from discontinued operations in the first half of 2013 were €(8) million related to settlements of litigations related to businesses disposed of in prior periods and follow-up of the Genesys business disposal.

Non-controlling interests. Non-controlling interests accounted for an income of €2 million in the first half of 2014, compared to a loss of €(18) million in the first half of 2013. The improvement in the first half of 2014 from 2013 is due largely to income from our operations in China through Alcatel-Lucent Shanghai Bell, Co. Ltd. and its subsidiaries.

Net income (loss) attributable to equity owners of the parent. A net loss of €(371) million was attributable to equity holders of the parent during the first half of 2014, compared with a net loss of €(1,238) million in the first half of 2013.

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1.4 LIQUIDITY AND CAPITAL RESOURCES

LIQUIDITY

Cash and cash equivalents increased €388 million in the first half of 2014 from €4,096 million as of December 31, 2013 to €4,484 million as of June 30, 2014. This increase was mainly due to cash provided by investing activities of €450 million resulting primarily from the proceeds on sale of marketable securities for €544 million and the cash provided by financing activities of €255 million mainly related to the issuance of a convertible debt “OCEANE” of €1,135 million and offset by debt repayment of €1,002 million. On the other hand, cash used by operating activities represented an amount of €379 million for the first half of 2014 compared to €601 million for the comparable period of 2013. In addition, the increase in cash and cash equivalents in the first half 2014 was driven by the positive impact of the net exchange rate changes of €62 million, reflecting mainly the change of the euro/U.S. dollar exchange rate of our cash and cash equivalents denominated in U.S. dollars.

Net cash provided (used) by operating activities. Net cash provided by operating activities before changes in working capital, interest and taxes was €79 million for the first half 2014 compared to net cash used of €149 million for the first half 2013. This increase was primarily due to higher income from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments, which amounted to €142 million for the first half of 2014 compared to a loss of €179 million for the first half of 2013.

Changes in working capital had a negative impact of €285 million on net cash used by operating activities before interest and taxes in the first half of 2014 compared to €244 million for the first half of 2013.

Changes in inventories and work in progress had an unfavourable effect on our net cash from operating activities of €192 million in the first half of 2014 compared to €145 million in the first half of 2013. The increase of our inventories and work in progress was mainly driven by our development in China.

Changes in trade receivables and other receivables provided cash of €101 million for the first half of 2014 compared to €255 million for the first half of 2013. The cash provided by trade receivables and other receivables in the first half of 2013 relates mainly to payments generated by a particularly strong seasonality in the fourth quarter of 2012.

Changes in trade payables and other payables used cash of €40 million in the first half 2014 compared to €192 million in the first half 2013, which was affected by a seasonality effect.

The effect of the customers’ deposits and advances was not significant in the first half of 2014 compared to a negative effect of €105 million in the first half of 2013 which was impacted by changes of payment terms with some major maintenance contracts in the U.S.

Other current assets and liabilities affected our net cash from operating activities by €153 million in the first half of 2014 compared to €58 million in the first half of 2013. The increase of cash used in the first half of 2014 was mainly attributable to higher variable compensation payments pursuant to our corporate annual incentive plan.

Interests paid decreased to €151 million for the first half of 2014 compared to €197 million for the first half of 2013 mainly due to the refinancing and the repayment of certain debts as detailed below in “Net cash provided (used) by financing operations”.

As a result of the above, net cash used by operating activities was €379 million for the first half 2014 compared to net cash used of €601 million for the first half 2013.

Net cash provided (used) by investing activities. Net cash provided by investing activities was €450 million in the first half 2014, mainly due to the proceeds on sale of marketable securities for an amount of €544 million compared to net cash used of €996 million in the first half 2013 during which the acquisition of marketable securities amounted to €816 million. Capital expenditures slightly increased from €190 million in the first half of 2013 to €232 million in the first half 2014, as planned.

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Net cash provided (used) by financing activities. Net cash provided by financing activities amounted to €255 million for the first half 2014 compared to €756 million for the first half 2013.

As detailed in “Capital Resources” below, we issued convertible/exchangeable bonds (“OCEANE”) in two tranches for a total nominal amount of €1,148 million and we repaid in full the outstanding principal amount of U.S.$931 million on the 7.75% Convertible Trust Preferred Securities due 2017 and the 6.375% Senior Notes due April 2014 for the remaining outstanding amount of €274 million. In the first half of 2013, we mainly received €1,925 million of cash in relation to the closing of the Senior Secured Credit Facilities and that we used an amount of €1,044 million to buy back and redeem some of our financial debt (i.e. exercise of the put of Alcatel-Lucent USA Inc. 2.875% Series B convertible bonds for an amount of €582 million, and early repurchases of the OCEANE 5.00% due January 2015 for €196 million, of the Notes 6.375% due April 2014 for €186 million and of the Senior Notes 8.50% due January 2016 for €80 million).

CAPITAL RESOURCES

Resources. Over time, our capital resources may be derived from a variety of sources, including the generation of positive cash flow from on-going operations, proceeds from asset sales, the issuance of debt and equity in various forms, including by capital increase, and credit facilities. Our ability to draw upon these resources is dependent upon a variety of factors, including our customers’ ability to make payments on outstanding accounts receivable, the perception of our credit quality by lenders and investors, the debt and equity market conditions generally and our compliance with the terms of our credit facilities and our debt Indentures.

We cannot rely on our ability to access the debt and equity markets at any given time.

Also, no positive cash flow was generated from on-going operations in the first half of 2014 and during 2013. Counterbalancing this, our cash, cash equivalents and marketable securities, including short-term investments, amounted to €6,197 million as of June 30, 2014. However, approximately €937 million of this cash, cash equivalents and marketable securities are subject to exchange control restrictions in certain countries (primarily China), which may limit the use of such funds by our subsidiaries outside of the local jurisdiction. We do not expect that such restrictions will have an impact on our ability to meet our cash obligations.

OCEANE 2019-2020. On June 10, 2014, Alcatel-Lucent issued convertible/exchangeable bonds (OCEANE) in two tranches:

•	the first one due January 30, 2019 for a nominal value of €688 million; and

•	the second one due January 30, 2020 for a nominal value of €460 million.

The bonds bear interest at an annual rate of 0.00% and 0.125% respectively, payable semi-annually in arrears on January 30, and July 30, commencing January 30, 2015. At the option of Alcatel-Lucent, the bonds may be subject to early redemption under certain conditions.

The proceeds of this issuance will be used to fully repay the outstanding amount of the Senior Secured Facility in August 2014.

2013 Syndicated Bank Credit Facility. On December 17, 2013, we obtained a €504 million three-year revolving credit facility with a syndicate of 12 international banks. The availability of funds under the credit facility is not dependent upon Alcatel-Lucent’s credit ratings. Alcatel-Lucent’s ability to draw on the credit facility is conditioned upon compliance with a financial covenant linked to the Group’s capacity to cover its interest charges. Alcatel-Lucent USA Inc. and some subsidiaries of the Group have provided senior unsecured guarantees in respect of this revolving credit facility.

This credit facility was undrawn as of June 30, 2014.

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Credit ratings. At July 30, 2014, the credit ratings of Alcatel-Lucent S.A. and Alcatel-Lucent USA Inc. were as follows:

Rating Agency	Corporate Family rating	Long-term debt	Short-term debt	Outlook	Last update of CFR/Debt rating	Last update of the outlook
Moody’s:
Alcatel-Lucent S.A.	B3	B3/Caa1 (1)	Not Prime	Stable	December 4, 2012/ December 19, 2013	November 7, 2013
Alcatel-Lucent USA Inc.	n.a.	B1/B3 (2)	n.a	Stable	December 12, 2013	November 7, 2013
Standard & Poor’s:
Alcatel-Lucent S.A.	B-	CCC+/B- (3)	B	Positive	June 21, 2013 / November 7, 2013	November 7, 2013
Alcatel-Lucent USA Inc.	B-	CCC+/ B+ (4)	n.a	Positive	June 21, 2013 / November 7, 2013	November 7, 2013

(1)	The OCEANE 2018,the 6.375% Senior Notes as well as the OCEANE 2019 & 2020 are rated Caa1 (as indicated further below); all other long-term debt issued by Alcatel Lucent is rated B3.
(2)

The U.S.$1,724 million Senior Secured Credit Facility is rated B1 and the 8.875% Senior Notes, the 6.75% Senior Notes and the 4.625% Senior Notes are each rated B3. Ratings were withdrawn on January 20, 2012 for the Alcatel-Lucent USA Inc. 6.50% Notes due 2028 and 6.45% Notes due 2029.

(3)	The OCEANE 2019 & 2020 are rated B-; all other long term debt issued by Alcatel Lucent is rated CCC+.
(4)	Alcatel-Lucent USA Inc. senior unsecured notes are rated CCC+. The U.S.$1,724 million Senior Secured Credit Facility is rated B+.

Short-term cash requirements. Our short-term cash requirements are primarily related to funding our operations, including our restructuring plans, capital expenditures and short-term debt repayments.

Restructuring Plan. On June 19, 2013, we announced the launch of The Shift Plan. Through this plan, we aim at reducing our fixed-cost base by €1 billion in 2015 compared to our 2012 basis through the adoption of direct-channel operations, additional consolidation of SG&A (selling, general and administrative) functions, and by refocusing our R&D capacity. For the first six months of 2014, we had expensed €342 million of restructuring costs for these actions.

Capital Expenditures. For 2014, we expect higher capital expenditures compared to €528 million in 2013, including capitalization of development expenditures.

Short-term Debt. As of June 30, 2014, we had €1,647 million of short-term financial debt outstanding, which included a carrying value of €1,259 million related to the Senior Secured Facility.

Cash flow outlook. We believe that our cash, cash equivalents and marketable securities, including short-term investments, aggregating €6,197 million as of June 30, 2014, are sufficient to fund our cash requirements for the next 12 months and to pursue our capital expenditures program as planned.

However, in light of the deteriorating macro-economic environment and the competitive pricing environment in certain regions with its corresponding impact on our profitability, and of the amount of cash used by operating activities in 2012 and during the first half of 2013 (see “Liquidity” above), on June 19, 2013 we launched The Shift Plan, mentioned above and described in more detail in Section 4.2, “Highlights of transactions during 2013”, Section 6.1, “Overview of 2013” and Section 6.8 “Strategy and Outlook through 2015” of our form 20-F for 2013, with a view to reducing fixed costs by €1 billion by the end of 2015.

To the extent that the business environment further materially deteriorates or our customers further reduce their spending plans, or if the credit markets were to limit our access to bid and performance bonds, with a resulting deterioration of our liquidity, we will need to re-evaluate our capital expenditure priorities appropriately. We may also be required to engage in additional restructuring efforts and seek additional sources of capital, which may be difficult if there is no improvement in the market environment and given our limited ability to access the equity and fixed income market under such circumstance.

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Long-term Debt and Total Financial Debt. As of June 30, 2014 we had €4,718 million of long-term financial debt outstanding and therefore a total gross financial debt at that date of €6,365 million compared to €6,162 million at December 31, 2013.

Rating Clauses Affecting our Debt. Alcatel-Lucent and Alcatel-Lucent USA Inc.’s outstanding bonds do not contain clauses that could trigger an accelerated repayment in the event of a lowering of their respective credit ratings.

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1.5 CONTRACTUAL OBLIGATIONS AND OFF-BALANCE SHEET COMMITMENTS

CONTRACTUAL OBLIGATIONS

We have certain contractual obligations that extend beyond June 30, 2014. Among these obligations we have long-term debt and interest thereon, finance leases, operating leases, commitments to purchase fixed assets and other unconditional purchase obligations. Our total contractual cash obligations at June 30, 2014 for these items are presented below based upon the minimum payments we will have to make in the future under such contracts and firm commitments. Amounts related to financial debt, finance lease obligations and the equity component of our convertible bonds are fully reflected in our first half 2014 unaudited interim condensed consolidated statement of financial position included in this document.

(In millions of euros)
Contractual payment obligations	Payment deadline
	Less than one year	7/1/2015- 12/31/2016	2017-2018	2019 and after	Total
Financial debt (excluding finance leases)	1,637	1,031	1,113	2,563	6,344
Finance lease obligations (1)	10	11	-	-	21
Equity component of convertible bonds	-	-	214	95	309
Sub-total - included in statement of financial position	1,647	1,042	1,327	2,658	6,674
Finance costs on financial debt (2)	236	325	364	282	1,207
Operating leases	152	255	154	155	716
Commitments to purchase fixed assets	37	-	-	-	37
Unconditional purchase obligations (3)	823	561	452	194	2,030
Sub total - commitments not included in statement of financial position	1,248	1,141	970	631	3,990
Total contractual obligations (4)	2,895	2,183	2,297	3,289	10,664

(1)	Of which €6 million related to a finance leaseback arrangement concerning IT infrastructure assets sold to Hewlett Packard Company (“HP”). See “Outsourcing Transactions” below.

(2)

The finance costs on financial debt includes the impacts of the repayment of debts as mentioned in Note 12 (tender offer on our Senior Note 2016 in June-July 2014 and planned repurchase on the Secured Credit Facility in August 2014).

(3)

Of which €716 million relate to commitments made to HP pursuant to the sales cooperation agreement and the IT outsourcing transaction entered into with HP and €698 million relate to commitments made to Accenture as part of several outsourcing transactions mentioned below. Other unconditional purchase obligations result mainly from obligations under multi-year supply contracts linked to the sale of businesses to third parties.

(4)

Obligations related to pensions, post-retirement health and welfare benefits and post-employment benefit obligations are excluded from the table as they are included in our first half 2014 unaudited interim condensed consolidated financial statements (refer to Note 15).

OFF-BALANCE SHEET COMMITMENTS AND CONTINGENCIES

On June 30, 2014, our off-balance sheet commitments and contingencies amounted to €2,176 million, consisting primarily of €1,289 million in guarantees on long-term contracts for the supply of telecommunications equipment and services by our consolidated and non-consolidated subsidiaries. Generally we provide these guarantees to back performance bonds issued to customers through financial institutions. These performance bonds and counter-guarantees are standard industry practice and are routinely provided in long-term supply contracts. If certain events occur subsequent to our including these commitments within our off-balance sheet contingencies, such as a delay in promised delivery or claims related to an alleged failure by us to perform on our long-term contracts, or the failure by one of our customers to meet its payment obligations, we reserve the estimated risk on our consolidated statement of financial position under the line items “Provisions” or in inventory reserves. Not included in the €2,176 million is approximately €149 million in customer financing provided by us, of which €52 million is available for customers to draw. Out of the €149 million in customer financing,

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two facilities for a total amount of €53 million (U.S.$73 million) have been in default since end of April. These facilities are senior secured and actions are ongoing in view to obtain their repayment in the coming months. At this stage, we believe that this will not impact negatively our Group’s financial position.

With respect to guarantees given for contract performance, only those issued by us to back guarantees granted by financial institutions are presented in the table below.

Off-balance sheet contingent commitments given in the normal course of business are as follows:

(In millions of euros)

Off-balance sheet contingent commitments	June 30, 2014	December 31, 2013
Guarantees given on contracts made by the Group	1,289	1,180
Discounted notes receivable with recourse(1)	-	-
Other contingent commitments(2)	878	671
Sub-total - Contingent commitments	2,167	1,851
Secured borrowings (3)	9	8
Total - Off-balance sheet commitments and secured borrowings (4)	2,176	1,859

(1)	Amounts reported in this line item are related to discounting of receivables with recourse only. Total amounts of receivables discounted without recourse are disclosed in Note 14a.

(2)	Excluding the guarantee given to Louis Dreyfus Armateurs described in Note 33 of our 2013 consolidated financial statements.

(3)	Excluding the subordinated guarantees on certain bonds described in Note 33 of our 2013 consolidated financial statements.

(4)

Obligations related to pensions, post-retirement health and welfare benefits and post-employment benefit obligations are excluded from the table as they are included in the statement of financial position of the first half 2014 unaudited interim condensed consolidated financial statements (see Note 15). Refer also to Note 26 of our 2013 audited consolidated financial statements for a summary of our expected contributions to these plans.

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1.6 STRATEGY AND OUTLOOK THROUGH 2015

The Shift Plan, announced on 19 June 2013, is a detailed three-year plan to reposition ourselves as a specialist provider of IP and Cloud Networking and Ultra-Broadband Access, which are the high-value equipment and services that are essential to high-performance networks.

Successful implementation of The Shift Plan will give our customers renewed confidence in our long-term stability, enhance our employees’ commitment to the Group and provide us with the ability to negotiate improved terms when we access the capital markets.

We have repositioned ourselves from a telecommunications generalist to an IP and Cloud networking and ultra-broadband specialist and have had commercial success and gained market share in key technologies. This transformation has been enriched by:

•

innovations across a number of important areas of our business, including, Core Routing and SDN within IP Routing, 400G in IP Transport, virtualization in IP Platforms, carrier aggregation and Multimedia Broadcast Multicast Service (eMBMS) in Wireless and G.fast in Fixed Networks; and

•	technological partnerships, including with Qualcomm on small cells, with Intel on virtualization of network functions.

The main elements of The Shift Plan and an update as of June 30, 2014 include:

•

investing in our Core Networking businesses (which include IP Routing, IP Transport, IP Platforms and associated services). We are expecting that these businesses will be our growth engines in the future. We aim to generate revenues of more than €7 billion from our Core Networking business in 2015, and to improve Core Networking business’s contribution to our segment operating margin (as defined in Chapter 6.8 “Strategy and Outlook through 2015” in our 2013 Annual Report on Form 20-f) to more than 12.5% in 2015. In the first half of 2014, Core Networking segment operating margin was 8.0%, up 370 basis points compared to the first half of 2013. We are also seeking to increase our research and development investment in our Core Networking business by 8% by the end of 2015, as compared to 2012 and targeting a reduction in our selling, general and administrative expenses (SG&A) in order to achieve an SG&A to revenue ratio of approximately 13%. In the first half of 2014, the level of SG&A to revenues was 14.1% compared to 16.0% in the first half of 2013;

•

increasing the segment operating cash flow contribution (as defined in Chapter 6.8 “Strategy and Outlook through 2015” in our 2013 Annual Report on Form 20-f) from Access and Other businesses. The objective to generate more than €250 million of operating cash flow contribution from the Access and Other segments in 2015 will be adjusted to €200 million for 2015 (excluding €50 million attributable to the Enterprise business and LGS) due to the disposal of LGS Innovation Inc. (completed on March 31, 2014) and the pending sale of 85% of Alcatel-Lucent Enterprise to China Huaxin (ongoing). In the first half of 2014, operating cash flow for the Access segment was €70 million, which represented an increase of €316 million from the first half of 2013, stemming primarily from improved profitability as well as improved operating working capital. We are managing these businesses by stabilizing our wireless business, building

Alcatel-Lucent First Half Report 2014    27

on our leadership position in fixed access and rebuilding the revenues generated by patent licensing. We are reducing our investment in legacy research and development and streamlining our SG&A expenses in order to decrease operating expenses for the Access business by 25% in 2015 as compared to 2012;

•

market diversification: successful implementation of The Shift Plan will enable us to improve the way we accesses the market, resulting in a business that is better leveraged. Furthermore, it will enable us to redesign our sales and marketing strategy to take advantage of our new products and services portfolio focus and help us to identify new market segments such as cyber security and data centers. Examples of customers in new markets include the University of Pittsburgh Medical Center, a large financial institution with our SDN solution and cable operators in the US with our core router;

•

rightsizing of the cost structure: successful implementation of the Shift Plan should enable us to achieve €1 billion of fixed cost savings in 2015 compared to our 2012 cost base, by significantly reducing SG&A expenses, optimizing research and development investments, refocusing and unlocking innovation, implementing delivery and supply chain/manufacturing efficiencies and reducing product complexity while improving quality. As of June 30, 2014, €572 million of fixed cost savings had been generated compared to our 2012 base, of which €335 million has been generated in 2013 (excluding €28 million attributable to Enterprise), and €237 million in the first half of 2014. We believe that we will realize The Shift Plan’s goal of achieving €1 billion in fixed cost savings in 2014 and 2015, but we note that, of this amount, €50 million of savings were attributable to the sales of the Enterprise business and LGS;

•

generation of additional cash from dispositions: we are aiming to generate at least €1 billion of cash over the 2013-2015 period through asset dispositions. As of the date of this filing, we have announced the following closed or pending asset disposals:

-	the disposal of LGS Innovations Inc. that was completed on March 31, 2014;

-

the disposal of 85% of Alcatel-Lucent Enterprise to China Huaxin, a technology investment company. The closing of this transaction is subject to certain conditions, including approval of certain regulatory authorities, and is targeted to take place in the third quarter of 2014; and

-

on July 31, 2014, we also announced our intent to explore the capital opening of our subsidiary Alcatel-Lucent Submarine Networks (ASN) through an IPO, in order to finance the reinforcement of its leadership in telecom submarine systems and its diversification into the Oil & Gas market, to increase its visibility and to optimize capital allocation. Alcatel-Lucent will retain the majority of the ownership. Subject to market conditions, if confirmed, this capital opening is targeted to take place in the first half of 2015.

•

self-funded plan and financial sustainability: one aspect of The Shift Plan’s goal to strengthen our balance sheet from 2013 through 2015 is through €2 billion of debt management transactions, which has been completed, with the Group having taken advantage of favourable capital markets conditions, which resulted in an extension of the average maturity of our debt. The other aspect, the target of reducing €2 billion of the our debt was realized by an amount of approximately €1 billion through the implementation of a capital increase of an amount of €957 million in December 2013 and the conversion of the outstanding OCEANE 2015 in December 2013 amounting of €48 million.

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1.7 RISK FACTORS

This section updates and supplements the risk factors to which the Company is exposed that are described under the heading “Risk Factors” of our 2013 20-F and should be read in conjunction therewith.

Our ten largest customers accounted for 57% of our revenues in the first half of 2014 (among which Verizon, AT&T and Sprint represented 15%, 14% and 10% of our revenues, respectively), and most of our revenues come from telecommunications service providers. The loss of one or more key customers or reduced spending by these service providers could significantly reduce our revenues, profitability and cash flow.

Our ten largest customers accounted for 57% of our revenues in the first half of 2014 (among which Verizon, AT&T and Sprint represented 15%, 14% and 10% of our revenues, respectively). As service providers increase in size, it is possible that an even greater portion of our revenues will be attributable to a smaller number of large service providers going forward. Our existing customers are typically not obliged to purchase a fixed amount of products or services over any period of time from us and may have the right to reduce, delay or even cancel previous orders. We, therefore, have difficulty projecting future revenues from existing customers with certainty. Although historically our customers have not made sudden supplier changes, our customers could vary their purchases from period to period, even significantly. Combined with our reliance on a small number of large customers, this could have an adverse effect on our revenues, profitability and cash flow. In addition, our concentration of business in the telecommunications service provider industry makes us extremely vulnerable to a downturn or delays in spending in that industry.

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2. ALCATEL-LUCENT UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2014

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UNAUDITED INTERIM CONDENSED CONSOLIDATED INCOME STATEMENTS

(In millions of euros except per share information)	Note	Six months ended June 30,
		2014 (a)	2014	2013 (1)
Revenues	(5)	$8,545	€6,242	€6,503
Cost of sales		(5,774)	(4,218)	(4,566)
Gross profit		2,771	2,024	1,937
Administrative and selling expenses		(1,085)	(792)	(957)
Research and development costs		(1,492)	(1,090)	(1,159)
Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments	(5)	194	142	(179)
Restructuring costs	(11)	(468)	(342)	(308)
Litigations		5	4	(3)
Gain/(loss) on disposal of consolidated entities	(3)	(25)	(19)	2
Impairment of assets		-	-	(552)
Post-retirement benefit plan amendments		-	-	95
Income (loss) from operating activities		(294)	(215)	(945)
Finance costs	(6)	(211)	(154)	(207)
Other financial income (loss)	(6)	(162)	(118)	(125)
Share in net income (losses) of equity affiliates		10	7	3
Income (loss) before income tax and discontinued operations		(657)	(480)	(1,274)
Income tax (expense) benefit	(7)	126	92	26
Income (loss) from continuing operations		(531)	(388)	(1,248)
Income (loss) from discontinued operations	(9)	26	19	(8)
Net Income (Loss)		(505)	(369)	(1,256)
Attributable to:
- Equity owners of the parent	(8)	(508)	(371)	(1,238)
- Non-controlling interests		3	2	(18)
Net income (loss) attributable to the equity owners of the parent per share (in euros) (2)	(8)
Basic earnings (loss) per ordinary share:
- Income (loss) from continuing operations		(0.19)	(0.14)	(0.52)
- Income (loss) from discontinued operations		0.01	0.01	(0.00)
- Income (loss) attributable to the equity owners of the parent		(0.18)	(0.13)	(0.52)
Diluted earnings (loss) per share (3) (4):
- Income (loss) from continuing operations		(0.19)	(0.14)	(0.52)
- Income (loss) from discontinued operations		0.01	0.01	(0.00)
- Income (loss) attributable to the equity owners of the parent		(0.18)	(0.13)	(0.52)
- Diluted earnings (loss) per share		(0.75)	(0.55)	(0.35)

(a)	Translation of amounts from euros (“€”) into U.S. Dollars (“$”) has been made merely for the convenience of the reader at the Noon Buying Rate of €1 = $1.3690 on June 30, 2014.

(1)	The six months ended June 30, 2013 amounts are re-presented to reflect the impacts of discontinued operations (see Note 9).

(2)

As a result of the capital increase of Alcatel-Lucent in 2013 via an offering of preferential subscription rights to existing shareholders, the calculation of basic and diluted earnings per share for the first six months ended June 30, 2013 has been adjusted retrospectively. Number of outstanding ordinary shares has been adjusted to reflect the proportionate change in the number of shares.

(3)

As our net result was a loss, stock-options and performance shares’ plans had an anti-dilutive effect; as a consequence, potential shares linked to those instruments were not taken into account in the diluted weighted average number of shares or in the calculation of diluted loss per share.

(4)

Convertible bonds had an anti-dilutive effect; as a consequence, potential shares linked to those instruments were not taken into account in the diluted weighted average number of shares or in the calculation of diluted income per share.

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UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions of euros)	Six months ended June 30,
	2014 (a)	2014	2013
Net income (loss) for the period	$(505)	€(369)	€(1,256)
Items to be subsequently reclassified to Income Statement	60	44	3
Financial assets available for sale	4	3	1
Cumulative translation adjustments	53	39	3
Cash flow hedging	3	2	(1)
Tax on items recognized directly in equity		-
Items that will not be subsequently reclassified to Income Statement	(129)	(94)	768
Actuarial gains (losses) and adjustments arising from asset ceiling limitation and IFRIC 14	45	33	739
Tax on items recognized directly in equity	(174)	(127)	29
Total other comprehensive income (loss) for the period	(68)	(50)	771
Total comprehensive income (loss) for the period	(574)	(419)	(485)
Attributable to:
- Equity owners of the parent	(565)	(413)	(482)
- Non-controlling interests	(8)	(6)	(3)

(a)	Translation of amounts from euros (“€”) into U.S. Dollars (“$”) has been made merely for the convenience of the reader at the Noon Buying Rate of €1 = $1.3690 on June 30, 2014.

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UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In millions of euros) ASSETS	Notes	June 30, 2014 (a)	June 30, 2014	December 31, 2013
Non-current assets:
Goodwill		$4,019	€2,936	€3,156
Intangible assets, net		1,244	909	1,001
Goodwill and intangible assets, net		5,264	3,845	4,157
Property, plant and equipment, net		1,431	1,045	1,075
Investment in associates and joint ventures		57	42	35
Other non-current financial assets, net		435	318	322
Deferred tax assets		1,535	1,121	1,000
Prepaid pension costs	(15)	4,797	3,504	3,150
Other non-current assets		563	411	413
Total non-current assets		14,082	10,286	10,152
Current assets:
Inventories and work in progress, net	(10)	2,770	2,023	1,935
Trade receivables and other receivables, net	(10)	3,154	2,304	2,482
Advances and progress payments, net	(10)	64	47	46
Other current assets		1,093	798	751
Current income taxes		77	56	33
Marketable securities, net	(12)	2,346	1,714	2,259
Cash and cash equivalents	(12)	6,137	4,483	4,096
Current assets before assets held for sale		15,641	11,425	11,602
Assets held for sale and assets included in disposal groups held for sale	(9)	658	481	142
Total current assets		16,299	11,906	11,744
Total assets		30,381	22,192	21,896

(In millions of euros) EQUITY AND LIABILITIES	Notes	June 30, 2014 (a)	June 30, 2014	December 31, 2013
Equity:
Capital stock (€0.05 nominal value: 2,817,843,884 ordinary shares issued at June 30, 2014 and 2,808,554,197 ordinary shares issued at December 31, 2013)		$193	€141	€140
Additional paid-in capital		28,563	20,864	20,855
Less treasury stock at cost		(1,951)	(1,425)	(1,428)
Accumulated deficit and other reserves		(21,705)	(15,855)	(14,588)
Other items recognized directly in equity		68	50	45
Cumulative translation adjustments		(1,013)	(740)	(787)
Net income (loss) - attributable to the equity owners of the parent		(508)	(371)	(1,304)
Equity attributable to equity owners of the parent		3,647	2,664	2,933
Non-controlling interests		976	713	730
Total equity		4,623	3,377	3,663
Non-current liabilities:
Pensions, retirement indemnities and other post-retirement benefits	(15)	5,675	4,145	3,854
Convertible bonds and other bonds, long-term	(12)	6,211	4,537	4,711
Other long-term debt	(12)	248	181	211
Deferred tax liabilities		1,592	1,163	990
Other non-current liabilities		237	173	188
Total non-current liabilities		13,963	10,199	9,954
Current liabilities:
Provisions	(11)	1,933	1,412	1,416
Current portion of long-term debt and short-term debt	(12)	2,255	1,647	1,240
Customers’ deposits and advances	(10)	914	668	681
Trade payables and other payables	(10)	4,648	3,395	3,518
Current income tax liabilities		93	68	93
Other current liabilities		1,585	1,158	1,237
Current liabilities before liabilities related to disposal groups held for sale		11,428	8,348	8,185
Liabilities related to disposal groups held for sale	(9)	367	268	94
Total current liabilities		11,795	8,616	8,279
Total Equity and Liabilities		30,381	22,192	21,896

(a)	Translation of amounts from euros (“€”) into U.S. Dollars (“$”) has been made merely for the convenience of the reader at the Noon Buying Rate of €1 = $1.3690 on June 30, 2014.

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UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of euros)	Notes	Six months ended June 30, 2014 (a)	Six months ended June 30, 2014	Six months ended June 30, 2013 (1)
Cash flows from operating activities:
Net income (loss) - attributable to the equity owners of the parent		$(508)	€(371)	€(1,238)
Non-controlling interests		3	2	(18)
Adjustments	(16)	613	448	1,107
Net cash provided (used) by operating activities before changes in working capital, interest and taxes		108	79	(149)
Net change in current assets and liabilities (excluding financing):
Inventories and work in progress	(10)	(263)	(192)	(145)
Trade receivables and other receivables	(10)	138	101	255
Advances and progress payments	(10)	(3)	(2)	1
Trade payables and other payables	(10)	(55)	(40)	(192)
Customers’ deposits and advances	(10)	1	1	(105)
Other current assets and liabilities		(209)	(153)	(58)
Cash provided (used) by operating activities before interest and taxes		(282)	(206)	(393)
Interest received		47	34	37
Interest paid		(207)	(151)	(197)
Taxes (paid)/received		(77)	(56)	(48)
Net cash provided (used) by operating activities		(519)	(379)	(601)
Cash flows from investing activities:
Proceeds from disposal of tangible and intangible assets		97	71	4
Capital expenditures		(318)	(232)	(190)
Decrease (increase) in loans and other non-current financial assets		30	22	5
Cash expenditures from obtaining control of consolidated companies or equity affiliates			-	-
Cash proceeds from losing control of consolidated companies		64	47	-
Cash proceeds from sale of previously consolidated and non-consolidated companies		(3)	(2)	1
Cash proceeds from sale (Cash expenditure for acquisition) of marketable securities		745	544	(816)
Net cash provided (used) by investing activities		616	450	(996)
Cash flows from financing activities:				-
Issuance/(repayment) of short-term debt		194	142	(643)
Issuance of long-term debt		1,555	1,136	1,926
Repayment/repurchase of long-term debt		(1,372)	(1,002)	(487)
Cash proceeds (expenditures) related to changes in ownership interests in consolidated companies without loss of control			-	-
Net effect of exchange rate changes on inter-unit borrowings and other		(27)	(20)	(30)
Capital increase		14	10	-
Dividends paid		(15)	(11)	(10)
Net cash provided (used) by financing activities		349	255	756
Cash provided (used) by operating activities of discontinued operations	(9)	77	56	46
Cash provided (used) by investing activities of discontinued operations	(9)	(42)	(31)	(32)
Cash provided (used) by financing activities of discontinued operations	(9)	(34)	(25)	(10)
Net effect of exchange rate changes		85	62	14
Net Increase (Decrease) in cash and cash equivalents		531	388	(823)
Cash and cash equivalents at beginning of period / year		5,607	4,096	3,401
Cash and cash equivalents at end of period (4)		6,137	4,483	2,578
Cash and cash equivalents at end of period classified as assets held for sale (2)		1	1	-
Cash and cash equivalents including cash and cash equivalents classified as held for sale at end of period		6,139	4,484	2,578

(a)	Translation of amounts from euros (“€”) into U.S. Dollars (“$”) has been made merely for the convenience of the reader at the Noon Buying Rate of €1 = $1.3690 on June 30, 2014.

(1)	The six months ended June 30, 2013 amounts are re-presented to reflect the impacts of discontinued operations (see Note 9).

(2)

Includes €714 million of cash and cash equivalents held in countries subject to exchange control restrictions as of June 30, 2014 (€772 million as of June 30, 2013). Such restrictions can limit the use of such cash and cash equivalents by other group subsidiaries and the parent.

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UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In millions of euros and number of shares)	Number of shares (1)	Capital stock	Additional paid-in capital	Accumulated deficit and other reserves	Other items recognized directly in equity	Treasury stock	Cumulative translation adjustments	Net income (loss)	Total attributable to the owners of the parent	Non-controlling interests	TOTAL
Balance at December 31, 2012 after appropriation	2,268,383,604	4,653	15,352	(15,963)	34	(1,567)	(571)	-	1,938	745	2,683
Changes in equity for the six-month period ended June 30, 2013	-	-	-	-	-	-	-	-	-	-	-
Total comprehensive income (loss) for the six-month period (2)	-	-	-	768	-	-	(12)	(1,238)	(482)	(3)	(485)
Capital reduction	-	(4,543)	4,543	-	-	-	-	-	-	-	-
Other capital increases	2,867,407	6	(6)	-	-	-	-	-	-	-	-
Share-based payments	-	-	-	11	-	-	-	-	11		11
Treasury stock	12,920	-	-	-	-	-	-	-	-		-
Dividends	-	-	-	-	-	-	-	-	-	(10)	(10)
Other adjustments	-	-	-	(4)	-	-	-	-	(4)		(4)
Balance at June 30, 2013	2,271,263,931	116	19,889	(15,188)	34	(1,567)	(583)	(1,238)	1,463	732	2,195
Balance at December 31, 2013 after appropriation(3)	2,756,659,786	140	20,855	(15,892)	45	(1,428)	(787)	-	2,933	730	3,663
Changes in equity for the six-month period ended June 30, 2014	-	-	-	-	-	-	-	-	-	-	-
Total comprehensive income (loss) for the six-month period (2)	-	-	-	(94)	5	-	47	(371)	(413)	(6)	(419)
Other capital increases	9,289,687	1	9	-	-	-	-	-	10	-	10
Share-based payments	-	-	-	10	-	-	-	-	10	-	10
Treasury stock	221,786		-	(3)	-	3	-	-	-	-	-
Equity component of OCEANE 2019 and 2020 issued in 2014, net of tax	-	-	-	121	-	-	-	-	121	-	121
Dividends	-	-	-	-	-	-	-	-	-	(11)	(11)
Other adjustments	-	-	-	3	-	-	-	-	3	-	3
Balance at June 30, 2014	2,766,171,259	141	20,864	(15,855)	50	(1,425)	(740)	(371)	2,664	713	3,377

(1)	See Note 8.

(2)	See consolidated statements of comprehensive income.

(3)	The appropriation was approved at the Shareholders’ Meeting held on May 28, 2014.

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NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Alcatel-Lucent S.A. (“Alcatel-Lucent”) is a French public limited liability company that is subject to the French Commercial Code and to all the legal requirements governing commercial companies in France. Alcatel-Lucent and its subsidiaries (the “Group”) develop and integrate technologies, applications and services to offer innovative global communications solutions. During the quarter, Alcatel-Lucent moved its headquarters from 3, avenue Octave Gréard, 75007, Paris, France to 148/152 Route de la Reine, 92100 Boulogne-Billancourt, France. Alcatel-Lucent is listed principally on the Paris and New York stock exchanges. These unaudited interim condensed consolidated financial statements reflect the results and financial position of the Group as well as its investments in associates (“equity affiliates”) and joint ventures. They are presented in Euros rounded to the nearest million. On July 30, 2014, Alcatel-Lucent’s Board of Directors authorized for issuance these unaudited interim condensed consolidated financial statements at June 30, 2014.

NOTE 1.    Summary of accounting policies

Due to the listing of Alcatel-Lucent’s securities on the Euronext Paris and in accordance with the European Union’s regulation No. 1606/2002 of July 19, 2002, the consolidated financial statements of the Group are prepared in accordance with IFRSs (International Financial Reporting Standards), as adopted by the European Union (“EU”), as of the date when our Board of Directors authorized these unaudited interim condensed consolidated financial statements for issuance. These unaudited interim condensed consolidated financial statements comply with IAS 34 “Interim Financial Reporting”.

IFRSs can be found at: www.ec.europa.eu/internal_market/accounting/ias/index_en.htm.

As of June 30, 2014, all IFRSs that the IASB had published and that are mandatory are the same as those endorsed by the EU and mandatory in the EU, with the exception of:

•

IAS 39 “Financial Instruments: Recognition and Measurement (revised December 2003)”, which the EU only partially adopted. The part not adopted by the EU has no impact on Alcatel-Lucent’s financial statements.

As a result, the Group’s unaudited interim condensed consolidated financial statements comply with International Financial Reporting Standards as published by the IASB.

Prior to January 1, 2014, the IASB published the following amendments to IFRSs that are applicable with effect from January 1, 2014 and that the EU endorsed in 2013; they have no impact on these financial statements:

•	Amendments to IFRS 10, IFRS 12 and IAS 27 “Investment Entities” (issued October 2012); and

•	Amendments to IAS 39 “Novation of Derivatives and Continuation of Hedge Accounting” (issued June 2013).

In Q1 2014, the IASB published the following IFRS that is only applicable with effect from January 1, 2016, that the EU has not yet endorsed, and that, once effective, will have no impact on the Group’s financial statements:

•	IFRS 14 “Regulatory Deferral Accounts” (issued January 2014).

In Q2 2014, the IASB published the following IFRS that is only applicable with effect from January 1, 2017, that the EU has not yet endorsed, and that, once effective, may have an impact on the amount and timing of the Group’s reported revenues and costs; the extent of the impact is not yet known or reasonably estimable at this stage:

•	IFRS 15 “Revenue from Contracts with Customers” (issued May 2014).

In Q2 2014, the IASB also published two amendments to existing IFRSs that are only applicable with effect from January 1, 2016, that the EU has not yet endorsed, and that, once effective, are not expected to have any impact on the Group’s financial statements:

•	Amendments to IAS 16 and IAS 38 “Clarification of Acceptable Methods of Depreciation and Amortisation” (issued May 2014); and

•	Amendments to IFRS 11 “Accounting for Acquisitions of Interests in Joint Operations” (issued May 2014).

The accounting policies and measurement principles adopted for the unaudited interim condensed consolidated financial statements as of and for the six months ended June 30, 2014 are the same as those used in the audited consolidated financial statements as of and for the year ended December 31, 2013, with the exception of the adoption in Q1 2014 of IFRIC Interpretation 21 “Levies”, the adoption of which was immaterial to the Group’s unaudited interim condensed consolidated financial statements. The EU endorsed this interpretation in June 2014.

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NOTE 2.    Principal uncertainties regarding the use of estimates

The preparation of unaudited interim condensed consolidated financial statements in accordance with IFRSs requires that the Group makes a certain number of estimates and assumptions that are considered realistic and reasonable. In the context of the current global economic environment, the degree of volatility and subsequent lack of visibility remains particularly high as of June 30, 2014. Future facts and circumstances could lead to changes in these estimates or assumptions, which would affect the Group’s financial condition, results of operations and cash flows. The principal areas of uncertainty where estimates and judgment are used, which are similar to those described as of December 31, 2013, are:

•	valuation allowance for inventories and work in progress;

•	impairment of customer receivables;

•	capitalized development costs, other intangible assets and goodwill;

•	impairment of property, plant and equipment;

•	provisions for warranty costs and other product sales reserves;

•	deferred taxes;

•	pension and retirement obligations and other employee and post-employment benefit obligations; and

•	restructuring reserves and impact on goodwill impairment test.

No significant changes occurred in these areas during the first six months of 2014.

NOTE 3. Changes in consolidated companies

No material change in consolidated companies occurred during the first six months of 2014.

On March 31, 2014, Alcatel-Lucent completed the disposal of LGS Innovations LLC to a U.S.-based company owned by a Madison Dearborn Partners-led investor group that includes CoVant, for a cash selling price of U.S.$104 million (€76 million). The price of U.S.$104 million may be increased by a variable component of up to U.S.$100 million, which will be determined based on the divested company’s results of operations for the 2014 fiscal year. An initial €16 million loss was recognized in the line item “Gain/(loss) on disposal of consolidated companies”.

NOTE 4. Change in accounting policy and presentation

a/ Change in accounting policy

In the first six months of 2014, Alcatel-Lucent adopted IFRIC Interpretation 21 “Levies” (which is an interpretation of IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”), the adoption of which was immaterial to the Group’s unaudited interim condensed consolidated financial statements.

b/ Change in presentation

No change in presentation occurred in the six months of 2014.

NOTE 5.    Information by operating segment and by geographical segment

In accordance with IFRS 8 “Operating Segments”, information by operating segment comes from the business organization and activities of Alcatel-Lucent.

As a part of the Shift Plan announced on June 19, 2013, a new organization was put in place effective from July 1, 2013 onwards. It is composed of three reportable segments: Core Networking, Access and Other. These reportable segments are composed as follows:

•

“Core Networking” is composed of the following product divisions: IP (IP Routing and IP Transport), Terrestrial Optics, Wireless Transmission, Submarine and Network Build & Implementation IP, Platforms, Platforms Professional Services and Strategic Industries.

•

“Access” is composed of the following product divisions: Wireless, RFS (Radio Frequency Systems), Network Build & Implementation Wireless, Fixed Access, Multivendor Maintenance, Network Build & Implementation Fixed, Licensing and Managed Services.

•	“Other” is mainly composed of the Enterprise and Government product divisions.

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Results of operations for the first semester 2014 and for the comparable 2013 period are presented according to this new organization structure.

The information by reportable segment follows the same accounting policies as those used and described in the 2013 audited consolidated financial statements.

All inter-segment commercial relations are conducted on an arm’s length basis on terms and conditions identical to those prevailing for the supply of goods and services to third parties.

a/ Information by operating segment

(In millions of euros) Six months ended June 30, 2014	Core Networking	Access	Other	Total reportable segments	Other and unallocated (1)	Total	PPA adjustment (2)	Total consolidated
Revenues from external customers	2,715	3,476	40	6,231	11	6,242	-	6,242
Revenues from transactions with other reportable segments	6	3	-	9	(9)	-	-	-
Revenues	2,721	3,479	40	6,240	2	6,242	-	6,242
Operating income (loss) (3)	219	(26)	(1)	192	(23)	169	(27)	142

(1)	Includes revenues from our non-core businesses and €(10) million of share-based compensation expense that are not allocated to reportable segments.

(2)	Represents purchase price allocation adjustments (excluding restructuring costs and impairment of assets) related to the Lucent business combination.

(3)

Operating income (loss) means Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments.

(In millions of euros) Six months ended June 30, 2013 (1)	Core Networking	Access	Other	Total reportable segments	Other and unallocated (2)	Total	PPA adjustment (3)	Total consolidated
Revenues from external customers	2,871	3,508	105	6,484	19	6,503	-	6,503
Revenues from transactions with other reportable segments	12	5	-	17	(17)	-	-	-
Revenues	2,883	3,513	105	6,501	2	6,503	-	6,503
Operating income (loss) (4)	123	(207)	3	(81)	(53)	(134)	(45)	(179)

(1)	Six months ended June 30, 2013 amounts are re-presented to reflect the impacts of discontinued operations (see Note 9).

(2)	Includes revenues from our non-core businesses and €(11) million of share-based compensation expense that are not allocated to reportable segments.

(3)	Represents purchase price allocation adjustments (excluding restructuring costs and impairment of assets) related to the Lucent business combination.

(4)

Operating income (loss) means Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments.

b/ Products and Services revenues

The following table sets forth revenues by product and service:

(In millions of euros)	Six months ended June 30, 2014	Six months ended June 30, 2013 (1)
Products	4,428	4,256
Services	1,718	2,175
Other	96	72
Total Revenues	6,242	6,503

(1)	The six months ended June 30, 2013 amounts are re-presented to reflect the impacts of discontinued operations (see Note 9).

Seasonal nature of activity

The typical quarterly pattern in our revenues - a weak first quarter, a strong fourth quarter and second and third quarter results that fall between those two extremes – generally reflects the traditional seasonal pattern of service providers’ capital expenditures. This seasonality could differ depending on varying business trends in any given quarter.

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c/ Information by geographical segment

(In millions of euros)	France	Other Western Europe	Rest of Europe	China	Other Asia Pacific	U.S.A.	Other Americas	Rest of world	Total consolidated
Six months ended June 30, 2014 Revenues by customer location	360	910	111	581	575	2,788	422	495	6,242
Six months ended June 30, 2013 (1) Revenues by customer location	352	950	148	406	600	2,963	609	475	6,503

(1)	The six months ended June 30, 2013 amounts are re-presented to reflect the impacts of discontinued operations (see Note 9).

d/ Concentrations

A few large telecommunications service providers account for a significant portion of our revenues. In the first six months ended June 30, 2014, Verizon, AT&T and Sprint represented respectively 15%, 14% and 10% of our revenues (respectively 13%, 12% and 10% in the first six months ended June 30, 2013).

NOTE 6.    Financial income (loss)

(In millions of euros)	Six months ended June 30, 2014	Six months ended June 30, 2013(1)
Interest expense related to gross financial debt	(189)	(243)
Interest income related to cash and marketable securities	35	36
Finance costs (net)	(154)	(207)
Reversal of impairment losses/ (impairment losses) on financial assets	10	(6)
Net exchange gain (loss)	-	(33)
Financial component of pension and post-retirement benefit costs	(18)	(47)
Actual and potential capital gain/(loss) on financial assets (shares of equity affiliates or non-consolidated securities and financial receivables) and marketable securities	1	2
Other (2)	(111)	(41)
Other financial income (loss)	(118)	(125)
Total financial income (loss)	(272)	(332)

(1)	The six months ended June 30, 2013 amounts are re-presented to reflect the impacts of discontinued operations (see Note 9).

(2)	The six months ended June 30, 2014 Includes mainly the impact of the reevaluation of the secured credit facility to its nominal value for €(97) million (see Note 12).

NOTE 7.    Income tax

Analysis of income tax (expense) benefit

(In millions of euros)	Six months ended June 30, 2014	Six months ended June 30, 2013(1)
Current income tax (expense) benefit	(28)	(30)
Deferred taxes related to the purchase price allocation for the Lucent business combination	11	25
Deferred tax (charge) related to post-retirement benefit plans amendments	-	(22)
Deferred taxes related to convertible debentures and Oceane	4	15
Other deferred income tax (expense) benefit, net (2)	105	38
Deferred income tax benefit (expense), net	120	56
Income tax benefit (expense)	92	26

(1)	The six months ended June 30, 2013 amounts are re-presented to reflect the impacts of discontinued operations (see Note 9).

(2)

The six months ended June 30, 2014 impacts are mainly related to the re-assessment of the recoverability of deferred tax assets in the U.S. in connection with the impairment tests of goodwill performed in the fourth quarter of 2013.

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NOTE 8. Earnings per share

The tables below provide the elements used in arriving at the basic earnings (loss) per share and diluted earnings (loss) per share presented in the unaudited interim condensed consolidated income statements:

Number of shares	Six months ended June 30, 2014	Six months ended June 30, 2013(1)
Number of ordinary shares issued (share capital)	2,817,843,884	2,461,641,478
Treasury shares	(51,672,625)	(61,468,672)
Number of shares in circulation	2,766,171,259	2,400,172,806
Weighting effect of share issues (of which stock options exercised)	(3,950,906)	(1,272,328)
Weighting effect of treasury shares	(139,283)	(12,881)
Weighted average number of shares outstanding - basic	2,762,081,070	2,398,887,597
Dilutive effects:
- Equity plans (stock options, RSU)	-	-
- Alcatel-Lucent’s convertible bonds (Oceane) issued on September 10, 2009	-	-
- Alcatel-Lucent’s convertible bonds (Oceane) issued on July 3, 2013	-	-
- Alcatel-Lucent’s convertible bonds (Oceane) 1st and 2nd tranche issued on June 10, 2014	-	-
- 7.75 % convertible securities	-	-
Weighted average number of shares outstanding - diluted	2,762,081,070	2,398,887,597

(1)

As a result of the capital increase of Alcatel-Lucent in 2013 via an offering of preferential subscription rights to existing shareholders, the calculation of basic and diluted earnings per share for the six months ended June 30, 2013 has been adjusted retrospectively. Number of outstanding ordinary shares has been adjusted to reflect the proportionate change in the number of shares.

(In millions of euros) Net income (loss)	Six months ended June 30, 2014	Six months ended June 30, 2013(1)
Net income (loss) attributable to the equity owners of the parent - basic	(371)	(1,238)
Adjustment for dilutive securities on net income: Interest expense related to convertible securities	-	-
Net income (loss) - diluted	(371)	(1,238)

(1)	The six months ended June 30, 2013 amounts are re-presented to reflect the impacts of discontinued operations (see Note 9).

NOTE 9.	Discontinued operations, assets held for sale and liabilities related to disposal groups held for sale

Discontinued operations for the first six months ended June 30, 2014 were as follows:

On February 6, 2014, Alcatel-Lucent announced that it had received a binding offer from China Huaxin, an existing partner of Alcatel-Lucent’s Alcatel-Lucent Shanghai Bell (ASB) joint venture in China for the Enterprise business. After having obtained U.S. Government approvals, the closing of the deal still remains subject to other consultations and approvals from respective regulatory and social partners. The Enterprise business is presented in discontinued operations in the consolidated income statements and statements of cash flows for all periods presented. Assets and liabilities related to this business as of June 30, 2014 are classified in “assets held for sale and assets included in disposal groups held for sale” and “liabilities related to disposal groups held for sale” in the statement of financial position.

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(In millions of euros) Income statement of discontinued operations	Six months ended June 30, 2014	Six months ended June 30, 2013(1)
Revenues	307	335
Cost of sales	(163)	(174)
Gross profit	144	161
Administrative and selling expenses	(104)	(104)
Research and development costs	(26)	(56)
Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments	14	1
Restructuring costs	(1)	(8)
Gain/(loss) on disposal of consolidated entities	-	-
Post-retirement benefit plan amendments	-	1
Income (loss) from operations	13	(6)
Financial income (loss)	(1)	-
Income tax (expense) benefit (2)	19	(3)
Income (loss) from discontinued operations before capital gains (loss)	31	(9)
Net capital gain (loss) on disposal of discontinued operations	(12)	2
Capital gain on disposal of Genesys net of related costs and taxes	-	(1)
Income (loss) from discontinued operations	19	(8)

(1)	The six months ended June 30, 2013 amounts are re-presented to reflect the impacts of discontinued operations.

(2)	Including €20 million of deferred tax assets recognized in relation with the coming disposal of Enterprise in 2014.

As of June 30, 2014, assets and liabilities of disposal groups held for sale include only Enterprise assets and liabilities. Alcatel-Lucent Networks Services GmbH and LGS Innovations, which were presented in assets and liabilities of disposal groups held for sale as of December 31, 2013, were disposed of on January 7, 2014 and on March 31, 2014, respectively.

Other assets held for sale are composed of real estate property and other asset sales that were in progress at December 31, 2013.

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(In millions of euros) Statement of financial position	June 30, 2014	December 31, 2013
Goodwill	242	-
Intangible and tangible assets	121	21
Operating working capital	(50)	38
Cash	1	-
Pension reserves	(22)	(7)
Other assets and liabilities	(79)	(13)
Total assets & liabilities of disposal groups held for sale	213	39
Assets of disposal groups held for sale	481	133
Liabilities related to disposal groups held for sale	(268)	(94)
Real estate properties and other assets held for sale	-	9
Other liabilities held for sale	-	-
Assets held for sale and assets included in disposal group held for sale	481	142
Liabilities related to disposal groups held for sale	(268)	(94)

The cash flows of discontinued operations were as follows:

(In millions of euros)	Six months ended June 30, 2014	Six months ended June 30, 2013(1)
Net Income (loss) from discontinued operations	19	(8)
Net cash provided (used) by operating activities before changes in working capital	11	45
Other net increase (decrease) in net cash provided (used) by operating activities	45	1
Net cash provided (used) by operating activities (A)	56	46
Capital expenditures (B)	(31)	(33)
Free cash flow: (A) + (B)	25	13
Net cash provided (used) by investing activities excluding capital expenditures (C)	-	1
Net cash provided (used) by financing activities (D)	(25)	(10)
Total (A) + (B) + (C) + (D)	-	4

(1)	Six months ended June 30, 2013 amounts are re-presented to reflect the impacts of discontinued operations.

NOTE 10. Operating working capital

(In millions of euros)	June 30, 2014	December 31, 2013
Inventories and work in progress, net	2,023	1,935
Trade receivables and other receivables, net (1)	2,304	2,482
Advances and progress payments	47	46
Customers’ deposits and advances	(668)	(681)
Trade payables and other payables	(3,395)	(3,518)
Operating working capital, net	311	264

(1)	Amounts of trade receivables sold without recourse and the impact of these transfers on the cash flow statement are detailed in Note 14.

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(In millions of euros)	December 31, 2013	Cash flow	Cash flow of discontinued activities(1)	Change in consolidated companies	Translation adjustments and other	June 30, 2014
Inventories and work in progress	2,330	192	(3)	(31)	(66)	2,422
Trade receivables and other receivables (2)	2,639	(101)	(5)	(80)	22	2,475
Advances and progress payments	46	2	-	(1)	-	47
Customers’ deposits and advances	(681)	(1)	3	18	(7)	(668)
Trade payables and other payables	(3,518)	40	(8)	132	(41)	(3,395)
Operating working capital, gross	816	132	(13)	38	(92)	881
Cumulated valuation allowances	(552)	-	-	11	(29)	(570)
Operating working capital, net	264	132	(13)	49	(121)	311

(1)	Mainly related to the Enterprise business that was reclassified to “Discontinued activities” as of December 31, 2013 (see note 9).

(2)	Amounts of trade receivables sold without recourse and the impact of these transfers on the cash flow statement are detailed in Note 14.

NOTE 11. Provisions

a/ Balance at closing

	(In millions of euros)	June 30, 2014	December 31, 2013
	Provisions for product sales	366	402
	Provisions for restructuring	495	433
	Provisions for litigation	119	122
	Other provisions	432	459
	Total (1)	1,412	1,416
(1) of which:	portion expected to be used within one year	893	966
	portion expected to be used after one year	519	450

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b/ Change during the six-month period ended June 30, 2014

(In millions of euros)	December 31, 2013	Appropriation	Utilization	Reversals	Change in consolidated companies	Other	June 30, 2014
Provisions for product sales	402	114	(125)	(26)	-	1	366
Provisions for restructuring	433	260	(180)	(6)	-	(12)	495
Provisions for litigation	122	24	(20)	(10)	-	3	119
Other provisions	459	76	(79)	(13)	1	(12)	432
Total	1,416	474	(404)	(55)	1	(20)	1,412
Effect on the income statement:
- Income (loss) from operating activities before restructuring costs, litigations, capital gain/(loss) on disposal of consolidated entities and post-retirement benefit plan amendments	(389)	(205)		35			(170)
- Restructuring costs	(538)	(260)		6			(254)
- Litigations	(2)	-		4			4
- Gain (loss) on disposal of consolidated entities	-	-		-			-
- Post-retirement benefit plan amendments	-	-		-			-
- Financial income (loss)	1	(2)		2			-
- Income taxes	13	(2)		5			3
- Income (loss) from discontinued operations	(21)	(5)		3			(2)
Total	(936)	(474)		55			(419)

At period-end, contingent liabilities exist with regards to ongoing tax disputes and outstanding litigations. For certain of these disputes, neither the financial impact nor the timing of any cash payment that could result from an unfavorable outcome can be estimated at present and therefore nothing was reserved for those disputes as of June 30, 2014.

c/ Analysis of restructuring provisions

(In millions of euros)	June 30, 2014	December 31, 2013
Opening balance	433	456
Utilization during period (restructuring cash outlays)	(180)	(522)
Restructuring costs (social costs and other monetary costs)	254	538
Reversal of discounting impact (financial loss)	1	1
Effect of acquisition (disposal) of consolidated subsidiaries	-	-
Cumulative translation adjustments and other changes	(13)	(40)
Closing balance	495	433

d/ Restructuring costs

(In millions of euros)	Six months ended June 30, 2014	Six months ended June 30, 2013(1)
Social costs - Restructuring reserves	(181)	(176)
Other monetary costs - Restructuring reserves	(73)	(50)
Other monetary costs - Payables	(62)	(82)
Other monetary costs - Pension reserve	(21)	-
Valuation allowances or write-offs of assets and other	(5)	-
Total restructuring costs	(342)	(308)

(1)	The six months ended June 30, 2013 amounts are re-presented to reflect the impacts of discontinued operations (see Note 9).

NOTE 12.    Financial debt

(In millions of euros)	June 30, 2014	December 31, 2013
Marketable securities – short term, net	1,714	2,259
Cash and cash equivalents	4,483	4,096
Cash, cash equivalents and marketable securities	6,197	6,355
(Bonds and credit facilities – long-term portion)	(4,537)	(4,711)
(Other long-term debt)	(181)	(211)
(Current portion of long-term debt and short-term debt)	(1,647)	(1,240)
of which (Bonds and credit facilities – short-term portion)	(1,259)	(964)
of which (current portion of other long-term debt and short-term debt)	(388)	(276)
(Financial debt, gross)	(6,365)	(6,162)
Derivative interest rate instruments – other current and non-current assets	1	11
Derivative interest rate instruments – other current and non-current liabilities	-	(21)
Loan to joint venturer – financial asset (loan to co-venturer)	1	7
Cash (financial debt), net before FX derivatives and CSA impacts	(166)	190
Derivative FX instruments on financial debt – other current and non-current assets(1)	34	5
Derivative FX instruments on financial debt – other current and non-current liabilities(1)	(9)	(46)
Net amount paid/(received) in respect of credit support arrangements (CSA) for derivative instruments – other current assets/liabilities	(40)	-
Cash (financial debt), net – excluding discontinued activities	(181)	149
Cash (financial debt), net – assets held for sale	(5)	-
Cash (financial debt), net – including discontinued activities	(186)	149

(1)	FX derivatives are FX swaps (primarily U.S.$/€) related to intercompany loans.

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a/ Nominal value at maturity date of bonds and credit facilities

(In millions of euros)			Carrying amount at June 30, 2014	Equity component and fair value adjustments	Nominal value at maturity date
					June 30, 2014	December 31, 2013
7.75% Convertible Trust Preferred Securities	U.S.$931 M	March 2017(1)	-	-	-	675
6.375% Senior Notes	€274 M	April 2014	-	-	-	274
4.50%(2) Senior Secured Facility	U.S.$1,724 M	January 2019(3)	1,259	3	1,262	1,256
8.50% Senior Notes(4)	€405 M(5)	January 2016	400	5	405	425
4.625% Senior Notes(6)	U.S.$650 M	July 2017	471	5	476	471
4.25% Oceane	€629 M	July 2018	527	102	629	629
0.00% Oceane	€688 M	January 2019	577	111	688	-
0.125% Oceane	€460 M	January 2020	365	95	460	-
8.875% Senior Notes(6)	U.S.$500 M	January 2020	358	8	366	363
6.75% Senior Notes(6)	U.S.$1,000 M	November 2020	723	9	732	725
6.50 % Senior Notes	U.S.$300 M	January 2028	202	18	220	218
6.45 % Senior Notes	U.S.$1,360 M	March 2029	914	82	996	986
Total bonds and credit facilities			5,796	438	6,234	6,022

(1)	This debt has been repaid by anticipation in January 2014, see below.

(2)

Our credit facilities have floating interest rates but include floors with a strike (trigger) at 1%. Given the level of the U.S.$ Libor, the floor of the U.S.$1,724 million facility due January 2019 is currently “in the money”, that is, it has been triggered. Thus the rate of this credit facility is currently equal to the floor (1%) plus the credit spread, namely 4.50%.

(3)	This facility is planned to be repaid in August 2014, see below.

(4)	Guaranteed by Alcatel-Lucent USA Inc. and certain subsidiaries of Alcatel-Lucent.

(5)	This Senior Note has been subject to a tender offer in July 2014, see below.

(6)	Guaranteed by Alcatel-Lucent and certain of its subsidiaries.

Changes during the first six-month period ended June 30, 2014

June-July 2014 - Tender offer on Senior Notes 2016

Pursuant to a Tender Offer Memorandum dated June 24, 2014, on July 4, 2014, we accepted to purchase an aggregate €210 million nominal amount of Senior Notes 2016 for a total cash amount of €235 million. Following settlement of the Offer and cancellation of the Notes tendered in the Offer, the outstanding aggregate nominal amount of Senior Notes 2016 was €195 million.

In addition, during the second quarter of 2014, a €19 million nominal amount of Senior Notes 2016 was bought back and cancelled for a cash amount of €22 million.

June 2014 - Issuance of Oceane 2019 and 2020 and planned repayment of Senior Secured Credit Facility

On June 10, 2014, Alcatel-Lucent issued convertible/exchangeable bonds (OCEANE) in two tranches:

•	the first one due January 30, 2019 for a nominal value of €688 million, and

•	the second one due January 30, 2020 for a nominal value of €460 million.

The bonds bear interest at an annual rate of 0.00% and 0.125% respectively, payable semi-annually in arrears on January 30, and July 30, commencing January 30, 2015. At the option of Alcatel-Lucent, the bonds may be subject to early redemption under certain conditions.

The carrying values of the debt components at the date of issuance were €576 million and €364 million respectively. The difference between the nominal value and the carrying value of the debt component at the date of issuance was €208 million and is amortized to finance costs over the lives of the debts.

The proceeds of this issuance will be used to fully repay the outstanding amount of the Senior Secured Facility in August 2014 starting the 19th at the earliest. As a result, it was decided to change the estimated future cash flows associated with this facility, since the redemption would occur in August 2014 and not in January 2019, and therefore the carrying amount of the financial debt was adjusted in accordance with IAS 39 §AG 8 requirements. This change in estimate represented an “other financial loss” of €97 million (US$133 million, see Note 6) and a corresponding increase in the carrying value of the financial debt. The carrying value of the Senior Secured Facility was therefore €1,259 million (U.S.$1,719 million) at June 30, 2014.

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February 2014 - Senior Secured Credit Facility amendment

On December 20, 2013, Alcatel-Lucent USA Inc. amended its U.S.$1,750 million Senior Secured Credit Facility, which lowered the credit spread on the facility from 4.75% to 3.50% with effect from February 18, 2014. As a result, and after taking into account the Libor 1% floor, the applicable interest rate decreased from 5.75% to 4.50%. In accordance with IAS 39, this amendment to the terms of the Senior Secured Credit Facility has not led to recording an extinguishment of the original facility and the recognizing of a new one, because the change in interest rate does not constitute a substantial modification of the terms of the original facility.

January 2014 - Repayment of 7.75% Convertible Securities (Liability to Subsidiary Trust Issuing Preferred Securities)

On January 13, 2014, the outstanding principal amount of U.S.$931 million on the 7.75% Convertible Trust Preferred Securities due 2017 was repaid in full. At December 31, 2013, the carrying value of this debt was already equal to its nominal value (see Note 25 of our 2013 audited consolidated financial statements), because we had already anticipated as from December 12, 2013 that the debt would be redeemed in full.

b/ Analysis by maturity date and type of rate

	(In millions of euros)	June 30, 2014	December 31, 2013
	Current portion of bonds and credit facilities	1,259	964
	Current portion of other long-term debt and short-term debt	388	276
	Financial debt due within one year	1,647	1,240
of which:	- within 3 months	1,525	791
	- between 3 and 6 months	17	406
	- between 6 and 9 months	11	22
	- over 9 months	94	21
	2015	-	114
	from July 1, 2015 to December 31, 2015	7	-
	2016	490	515
	2017	545	494
	2018	528	515
	2019 and thereafter	3,148	3,284
	Financial debt due after one year	4,718	4,922
	Total	6,365	6,162

Breakdown of the debt by type of rate

Financial debt at fixed rate after hedging is approximately 100% of the total gross debt as of June 30, 2014, compared to 95% at the end of 2013.

c/ Credit ratings

At July 30, 2014, the credit ratings of Alcatel-Lucent S.A. and Alcatel-Lucent USA Inc. were as follows:

Rating Agency	Corporate Family rating	Long-term debt		Short-term debt	Outlook	Last update of CFR/Debt rating	Last update of the outlook
Moody’s:
Alcatel-Lucent S.A.	B3	B3/Caa1	(1)	Not Prime	Stable	December 4, 2012/ December 19, 2013	November 7, 2013
Alcatel-Lucent USA Inc.	n.a.	B1/B3	(2)	n.a	Stable	December 12, 2013	November 7, 2013
Standard & Poor’s:
Alcatel-Lucent S.A.	B-	CCC+/B-	(3)	B	Positive	June 21, 2013 / November 7, 2013	November 7, 2013
Alcatel-Lucent USA Inc.	B-	CCC+/B+	(4)	n.a	Positive	June 21, 2013 / November 7, 2013	November 7, 2013

(1)	The OCEANE 2018, the 6.375% Senior Notes as well as the OCEANE 2019 & 2020 are rated Caa1 (as indicated further below); all other long-term debt issued by Alcatel-Lucent is rated B3.

(2)

The U.S.$1,724 million Senior Secured Credit Facility is rated B1 and the 8.875% Senior Notes, the 6.75% Senior Notes and the 4.625% Senior Notes are each rated B3. Ratings were withdrawn on January 20, 2012 for the Alcatel-Lucent USA Inc. 6.50% Notes due 2028 and 6.45% Notes due 2029.

(3)	The OCEANE 2019 and 2020 are rated B-; all other long-term debt issued by Alcatel-Lucent is rated CCC+.

(4)	Alcatel-Lucent USA Inc. senior unsecured notes are rated CCC+. The U.S.$1,724 million Senior Secured Credit Facility is rated B+.

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d/ Rating clauses affecting Alcatel-Lucent and Alcatel-Lucent USA Inc. debt at June 30, 2014

Given its current short-term ratings and the lack of liquidity of the French commercial paper “billets de trésorerie” market, Alcatel-Lucent has decided not to participate in this market for the time being.

Alcatel-Lucent and Alcatel-Lucent USA Inc.’s outstanding bonds do not contain clauses that could trigger an accelerated repayment in the event of a lowering of their respective credit ratings.

e/ Management of covenants

Specific covenants relating to financial ratios on our financial instruments (Revolving Credit Facility and bonds) were unchanged compared to December 31, 2013.

At June 30, 2014, these covenants were met.

NOTE 13. Fair value hierarchy

The amendment to IFRS 7 “Financial Instruments: Disclosures - Improving Disclosures about Financial Instruments” concerns assets and liabilities measured at fair value. The amendment requires fair value measurements to be classified into three levels, which are the same as those defined in IFRS 13 “Fair Value Measurement”. The levels of the fair value hierarchy depend on the type of input used for the valuation of the instruments:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Assets and Liabilities measured at Fair Value on a recurring basis

	June 30, 2014				December 31, 2013
(In millions of euros)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets
Financial assets available for sale at fair value through equity	-	162	6	168	-	158	7	165
Financial assets at fair value through profit or loss	-	1,643	-	1,643	-	2,192	-	2,192
Currency derivatives	-	42	-	42	-	18	-	18
Interest-rate derivatives - hedging	-	1	-	1	-	11	-	11
Interest-rate derivatives - other	-	-	-	-	-	-	-	-
Cash equivalents (1)	1,567	418	-	1,985	1,476	147	-	1,623
Total	1,567	2,266	6	3,839	1,476	2,526	7	4,009
Liabilities
Currency derivatives	-	(16)	-	(16)	-	(54)	-	(54)
Interest-rate derivatives - hedging	-	-	-	-	-	(21)	-	(21)
Interest-rate derivatives - other	-	(3)	-	(3)	-	-	-	-
Total	-	(19)	-	(19)	-	(75)	-	(75)

(1)

Actively traded money market funds are measured at their net asset value (“NAV”) and classified as Level 1. The Company’s remaining cash equivalents are classified as Level 2 and measured at amortized cost, which is a reasonable estimate of fair value because of the short time between the purchase of the instrument and its expected realization.

Financial assets at fair value through profit or loss and marketable securities that are included in Financial assets available for sale at fair value classified in Level 1 are priced using quoted market prices for similar instruments or non-binding market prices that are corroborated by observable market data. The Group uses inputs such as actual trade data, benchmark yields, broker/dealer quotes, and other similar data, which are obtained from quoted market prices, independent pricing vendors, or other sources, to determine the ultimate fair value of these assets.

The Group’s derivative instruments are classified as Level 2, as they are not actively traded and are valued using pricing models that use observable market inputs (foreign currency exchange rates, volatility indices and interest rates).

There have been no transfers between Level 1 and Level 2 of the fair value hierarchy for assets and liabilities that are measured at fair value on a recurring basis in the first six months of 2014 and in 2013.

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The financial assets categorized within Level 3 of the fair value hierarchy correspond to investments in non-consolidated companies. Amounts at stake are not material.

NOTE 14. Financial assets transferred

a/ Receivables sold without recourse

Balances

(In millions of euros)	June 30, 2014	December 31, 2013
Outstanding amounts of receivables sold without recourse (1)	1,289	1,343

(1)

Without recourse in case of payment default by the debtor. See accounting policies in Note 1q of the 2013 audited consolidated financial statements. We have no material continuing involvement in the receivables sold without recourse which are derecognized in their entirety.

Changes in receivables sold without recourse

(In millions of euros)	Six months ended June 30, 2014	Six months ended June 30, 2013
Impact on cash flows from operating activities	(54)	(62)

b/ Receivables transferred that are not derecognized in their entirety

Receivables related to French R&D tax credits (i.e. “Crédits d’Impôt Recherche”) were sold to banks but not derecognized from the statement of financial position, as we are keeping substantially all risks and rewards related to those receivables, due to the ability of the buyer to retroactively cancel the sale in certain circumstances and to the existence of a selling price adjustment if the receivable is redeemed before or after its contractual maturity (i.e. three years) by the French State.

The proceeds and cost of such transfers are included in our financial debt (other financial debt), which represented an amount of €230 million as of June 30, 2014 (€248 million as of December 31, 2013).

NOTE 15. Pensions, retirement indemnities and other post-retirement benefits

Alcatel-Lucent applies IAS 19 Revised which requires the immediate recognition in the statement of comprehensive income of actuarial gains and losses as well as any adjustments resulting from asset ceiling limits.

98% of Alcatel-Lucent’s total benefit obligations and 95% of Alcatel-Lucent’s plan asset fair values were re-measured as of June 30, 2014. Alcatel-Lucent’s pension and post-retirement obligations in the United States and Alcatel-Lucent’s main pension plans outside of the U.S. (in France, Germany, United Kingdom, The Netherlands and Belgium) have been re-measured based on a sensitivity analysis. The impact of not re-measuring other pension and post-retirement obligations is considered not material.

Discount rates used to measure Alcatel-Lucent’s pension and post-retirement obligations in the United States and Alcatel-Lucent’s main pension plans outside of the U.S. as of June 30, 2014 have been updated and were as follows:

Discount rate	June 30, 2014	December 31, 2013
U.S. - Pension	3.67%	4.18%
U.S. - Post-retirement health care and other	3.26%	3.72%
U.S. - Post-retirement life	3.91%	4.48%
Euro – Pension	2.50%	3.25%
U.K. - Pension	4.25%	4.50%

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Change in pension and post-retirement net asset (liability) recognized:

(In millions of euros)	June 30, 2014			December 31, 2013
	Pension benefits	Post- retirement benefits	Total	Pension benefits	Post- retirement benefits	Total
Net asset (liability) recognized at the beginning of the period	1,392	(2,096)	(704)	95	(2,636)	(2,541)
Operational charge	(57)	(1)	(58)	(66)	(2)	(68)
Financial income/(expense)	23	(41)	(18)	(3)	(81)	(84)
Restructuring charge	(19)	(2)	(21)	(18)	(1)	(19)
Effect of divestitures	(11)	-	(11)	-	-	-
Pension and healthcare plan amendments (1)	-	-	-	78	55	133
Discontinued operations (Enterprise business)	-	-	-	-	-	-
Total recognized in profits (losses)	(64)	(44)	(108)	(9)	(29)	(38)
Actuarial gains and (losses) for the period on the benefit obligation	(1,355)	(68)	(1,423)	2,056	228	2,284
Actuarial gains and (losses) for the period on the plan assets	1,609	5	1,614	(639)	43	(596)
Asset ceiling limitation and IFRIC14 effect	(158)	-	(158)	(21)	-	(21)
Total recognized in Statement of comprehensive income (2)	96	(63)	33	1,396	271	1,667
Contributions and benefits paid	114	5	119	177	12	189
420 transfer	-	-	-	(196)	196	-
Change in consolidated companies	25	-	25	7	-	7
Other (reclassifications and exchange rate changes)	15	(21)	(6)	(78)	90	12
Net asset (liability) recognized at the end of the period	1,578	(2,219)	(641)	1,392	(2,096)	(704)
of which:
- Prepaid pension costs	3,504	-	3,504	3,150	-	3,150
- Pension, retirement indemnities and post-retirement benefits liability	(1,926)	(2,219)	(4,145)	(1,758)	(2,096)	(3,854)

(1)	Accounted for on a specific line item “Post-retirement benefit plan amendment” in the income statement.

(2)

The amounts recognized directly in the Statement of Comprehensive Income indicated in the table above differ from those disclosed in the Statement of Comprehensive Income, due to the amounts related to discontinued operations, which are excluded in the above schedule.

Funded status

(In millions of euros)	June 30, 2014	December 31, 2013
Benefit obligation	(26,546)	(25,398)
Fair value of plan assets	27,360	25,944
Funded (underfunded) status	814	546
Unrecognized prior service cost and surplus (due to application of asset ceiling and IFRIC14)	(1,455)	(1,250)
Net liability recognized at end of period	(641)	(704)

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NOTE 16. Notes to consolidated statements of cash flows

a/ Net cash provided (used) by operating activities before changes in working capital, interest and taxes

(In millions of euros)	Six months ended June 30, 2014	Six months ended June 30, 2013 (1)
Net income (loss) attributable to the equity owners of the parent	(371)	(1,238)
Non-controlling interests	2	(18)
Adjustments:		-
- Depreciation and amortization of tangible and intangible assets	269	303
of which impact of capitalized development costs	109	77
- Impairment of assets	-	552
- Post-retirement benefit plan amendment	-	(95)
- Changes in pension and other post-retirement benefit obligations, net	(44)	(7)
- Provisions, other impairment losses and fair value changes	119	119
- Repurchase of bonds and change of estimates related to convertible debentures	97	33
- Net (gain) loss on disposal of assets	(38)	(4)
- Share in net income (losses) of equity affiliates (net of dividends received)	(7)	(3)
- (Income) loss from discontinued operations	(19)	8
- Finance costs and interest on tax litigations	153	216
- Share-based payments	10	11
- Taxes	(92)	(26)
Sub-total of adjustments	448	1,107
Net cash provided (used) by operating activities before changes in working capital, interest and taxes	79	(149)

(1)	The six months ended June 30, 2013 amounts are re-presented to reflect the impacts of discontinued operations (see Note 9).

b/ Free cash flow

(In millions of euros)	Notes	Six months ended June 30, 2014	Six months ended June 30, 2013 (1)
Net cash provided (used) by operating activities before changes in working capital, interest and income taxes		79	(149)
Change in operating working capital (2)	(10)	(132)	(186)
Other current assets and liabilities (3)		(153)	(58)
Net cash provided (used) by operating activities before interest and taxes		(206)	(393)
of which:
- restructuring cash outlays		(225)	(211)
- contribution and benefits paid on pensions & other post-employment benefits	(15)	(119)	(92)
Interest received/(paid)		(117)	(160)
Taxes received/(paid)		(56)	(48)
Net cash provided (used) by operating activities		(379)	(601)
Capital expenditures		(232)	(190)
Disposal of Intellectual Property		8	-
Free cash flow - excluding Enterprise business		(603)	(791)
Free cash flow Enterprise business		25	10
Free cash flow - including Enterprise business		(578)	(781)

(1)	The six months ended June 30, 2013 amounts are re-presented to reflect the impacts of discontinued operations (see Note 9).

(2)	Including amounts received from discounted receivables (refer to Note 28 of our 2013 audited consolidated financial statements).

(3)	Including amounts received from the sale of French R&D tax credits (“crédits d’impôt recherche”) disclosed in Note 28 of our 2013 audited consolidated financial statements.

c/ Cash (expenditure) / proceeds from obtaining / losing control of consolidated entities

(In millions of euros)	Six months ended June 30, 2014	Six months ended June 30, 2013
Obtaining control of consolidated entities
Cash (expenditure) on acquisition of newly consolidated entities	-	-
Cash and cash equivalents of newly consolidated entities	-	-
Total - net impact on cash flows of obtaining control	-	-
Losing control of consolidated entities
Cash proceeds from disposal of formerly consolidated entities	76	-
Cash and cash equivalents of formerly consolidated entities	(29)	-
Total - net impact on cash flows of losing control	47	-

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NOTE 17. Contractual obligations and off balance sheet commitments

a/ Contractual obligations

We have certain contractual obligations that extend beyond June 30, 2014. Among these obligations we have long-term debt and interest thereon, finance leases, operating leases, commitments to purchase fixed assets and other unconditional purchase obligations. Our total contractual cash obligations at June 30, 2014 for these items are presented below based upon the minimum payments we will have to make in the future under such contracts and firm commitments. Amounts related to financial debt, finance lease obligations and the equity component of our convertible bonds are fully reflected in our first half 2014 unaudited interim condensed consolidated statement of financial position included in this document.

(In millions of euros)	Payment deadline
Contractual payment obligations	Less than one year	7/1/2015- 12/31/2016	2017-2018	2019 and after	Total
Financial debt (excluding finance leases)	1,637	1,031	1,113	2,563	6,344
Finance lease obligations (1)	10	11	-	-	21
Equity component of convertible bonds	-	-	214	95	309
Sub-total - included in statement of financial position	1,647	1,042	1,327	2,658	6,674
Finance costs on financial debt (2)	236	325	364	282	1,207
Operating leases	152	255	154	155	716
Commitments to purchase fixed assets	37	-	-	-	37
Unconditional purchase obligations (3)	823	561	452	194	2,030
Sub total - commitments not included in statement of financial position	1,248	1,141	970	631	3,990
Total contractual obligations (4)	2,895	2,183	2,297	3,289	10,664

(1)	Of which €6 million related to a finance leaseback arrangement concerning IT infrastructure assets sold to Hewlett Packard Company (“HP”).

(2)

The finance costs on financial debt includes the impacts of the repayment of debts as mentioned in Note 12 (tender offer on our Senior Note 2016 in June-July 2014 and planned repurchase on the Secured Credit Facility in August 2014).

(3)

Of which €716 million relate to commitments made to HP pursuant to the sales cooperation agreement and the IT outsourcing transaction entered into with HP and €698 million relate to commitments made to Accenture as part of several outsourcing transactions mentioned below. Other unconditional purchase obligations result mainly from obligations under multi-year supply contracts linked to the sale of businesses to third parties.

(4)

Obligations related to pensions, post-retirement health and welfare benefits and post-employment benefit obligations are excluded from the table as they are included in our first half 2014 unaudited interim condensed consolidated financial statements (refer to Note 15).

On February 28, 2014, in conjunction with the targeted cost savings of our “SHIFT” plan, we entered into a 7-year Service Implementation Agreement with Accenture regarding the business transformation of our Finance Function, including the outsourcing of our Accounting function. This agreement supplements two similar service agreements regarding Human Resources and Information technology. The three corporate functions concerned by these agreements are hereunder called “Towers”. The 7-year contract signed with Accenture is expected to generate cost reductions to Alcatel-Lucent over the contract period, and includes: data processing services (back office) in finance, accounting and human resources, as well as IT services, support and maintenance of IT applications in the countries in which Alcatel-Lucent operates.

As part of an initial two-year transition and transformation phase, we are committed to restructuring the three towers, which is estimated to cost €49 million. Overall, Alcatel-Lucent is committed, under these agreements, to purchase approximately €757 million of Accenture goods and services until 2020. At end of June 2014, the remaining commitment amounted to €698 million.

b/ Off balance sheet commitments

On June 30, 2014, our off-balance sheet commitments and contingencies amounted to €2,176 million, consisting primarily of €1,289 million in guarantees on long-term contracts for the supply of telecommunications equipment and services by our consolidated and non-consolidated subsidiaries. Generally we provide these guarantees to back performance bonds issued to customers through financial institutions. These performance bonds and counter-guarantees are standard industry practice and are routinely provided in long-term supply contracts. If certain events occur subsequent to our including these commitments within our off-balance sheet contingencies, such as a delay in promised delivery or claims related to an alleged failure by us to perform on our long-term contracts, or the failure by one of our customers to meet its payment obligations, we reserve the estimated risk on our consolidated statement of financial position under the line items “Provisions” or in inventory reserves. Not included in the €2,176 million is approximately €149 million in customer financing

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provided by us, of which €52 million is available for customers to draw. Out of the €149 million in customer financing, two facilities for a total amount of €53 million (U.S.$73 million) have been in default since end of April. These facilities are senior secured and actions are ongoing in view to obtain their repayment in the coming months. At this stage, we believe that this will not impact negatively our Group’s financial position.

With respect to guarantees given for contract performance, only those issued by us to back guarantees granted by financial institutions are presented in the table below.

Off-balance sheet contingent commitments given in the normal course of business are as follows:

(In millions of euros) Off-balance sheet contingent commitments	June 30, 2014	December 31, 2013
Guarantees given on contracts made by the Group	1,289	1,180
Discounted notes receivable with recourse (1)	-	-
Other contingent commitments (2)	878	671
Sub-total - Contingent commitments	2,167	1,851
Secured borrowings (3)	9	8
Total - Off-balance sheet commitments and secured borrowings (4)	2,176	1,859

(1)	Amounts reported in this line item are related to discounting of receivables with recourse only. Total amounts of receivables discounted without recourse are disclosed in Note 14a.

(2)	Excluding the guarantee given to Louis Dreyfus Armateurs described in Note 33 of our 2013 consolidated financial statements.

(3)	Excluding the subordinated guarantees on certain bonds described in Note 33 of our 2013 consolidated financial statements.

(4)

Obligations related to pensions, post-retirement health and welfare benefits and post-employment benefit obligations are excluded from the table as they are included in the statement of financial position of the first half 2014 unaudited interim condensed consolidated financial statements (see Note 15). Refer also to Note 26 of our 2013 audited consolidated financial statements for a summary of our expected contributions to these plans.

NOTE 18. Contingencies

With regard to the May 3, 2012 claim by ICE filed before the Tribunal Contencioso Administrativo y Civil de Hacienda of Costa Rica for U.S.$18 million in pecuniary losses and an undetermined amount for moral damages, the Tribunal at a hearing on March 15, 2014 ruled in favor of Alcatel-Lucent, confirming that the claim had already been settled. Alcatel-Lucent had not booked a reserve for this claim.

The investigation with respect to Alcatel-Lucent Submarine Networks (“ASN”), and certain former employees of Alcatel-Lucent in relation to a project for a telecommunication submarine cable between Tahiti and Hawaii awarded to ASN in 2007 by the state-owned telecom agency of French Polynesia (“OPT”) has resulted, in accordance with a ruling of February 6, 2014, in ASN being ordered to stand trial for allegedly benefitting from favoritism. We do not believe that it will have a material effect on the Group.

In connection with the Trustee of the pension fund in The Netherlands that has been claiming damages from Alcatel-Lucent in compensation for the wind-up costs allegedly to be incurred following the termination in 2011 of the administration agreement, a pleading session was held on March 7, 2014, at which the Court requested that the parties continue their informal settlement discussions. No settlement agreement was reached, and the next hearing of the Court is scheduled for August 12, 2014.

There were no other significant events during the first six months of 2014 regarding the litigation matters disclosed in Note 36 of our 2013 audited consolidated financial statements appended to the Group’s 20-F filing, and no significant new litigation has been commenced since December 31, 2013.

NOTE 19. Events after the statement of financial position date

There were no significant events between June 30, 2014, date of the statement of financial position and July 30, 2014, the date when the Board of Directors authorized these unaudited interim condensed consolidated financial statements for issue, other than:

•	the partial purchase of our Senior Notes 2016 for €235 million as disclosed in Note 12; and

•

the outsourcing agreement with HCL. On July 1, 2014, in conjunction with the targeted cost savings of our Shift Plan, we entered into a 7-year Master Service Agreement with HCL Technologies Limited regarding the transfer of a part of our R&D department for certain legacy technologies. The 7-year contract signed with HCL is expected to generate cost reductions to Alcatel-Lucent over the contract period, and includes: R&D development and maintenance, and human resources. As part of an initial three year transition and transformation phase, we are committed to restructuring those activities, which is estimated to cost €29 million. Overall, Alcatel-Lucent is committed, under this agreement, to purchase approximately €297 million of HCL services until 2021.

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NOTE 20. Quarterly information

Consolidated income statements

(In millions of euros – except per share information)
2013 (1)	Q1	Q2	Q3	Q4	Total
Revenues	3,063	3,440	3,500	3,753	13,756
Cost of sales	(2,198)	(2,368)	(2,384)	(2,497)	(9,447)
Gross profit	865	1,072	1,116	1,256	4,309
Administrative and selling expenses	(489)	(468)	(471)	(431)	(1,859)
Research and development costs	(578)	(581)	(553)	(553)	(2,265)
Income (loss) from operating activities before restructuring costs, litigations, gain/(loss) on disposal of consolidated entities, impairment of assets and post-retirement benefit plan amendments	(202)	23	92	272	185
Restructuring costs	(120)	(188)	(113)	(97)	(518)
Litigations	(2)	(1)	1	-	(2)
Gain/(loss) on disposal of consolidated entities	2	-	-	-	2
Impairment of assets	-	(552)	-	4	(548)
Post-retirement benefit plan amendments	55	40	-	40	135
Income (loss) from operating activities	(267)	(678)	(20)	219	(746)
Finance costs	(98)	(109)	(90)	(95)	(392)
Other financial income (loss)	(53)	(72)	(128)	(65)	(318)
Share in net income (losses) of equity affiliates	2	1	2	2	7
Income (loss) before income tax and discontinued operations	(416)	(858)	(236)	61	(1,449)
Income tax (expense) benefit	52	(26)	62	85	173
Income (loss) from continuing operations	(364)	(884)	(174)	146	(1,276)
Income (loss) from discontinued operations	(5)	(3)	(20)	10	(18)
Net Income (Loss)	(369)	(887)	(194)	156	(1,294)
Attributable to:
- Equity owners of the parent	(353)	(885)	(200)	134	(1,304)
- Non-controlling interests	(16)	(2)	6	22	10
Net income (loss) attributable to the equity owners of the parent per share (in euros) (2)
Basic earnings (loss) per ordinary share:
- Income (loss) from continuing operations	(0.15)	(0.37)	(0.07)	0.05	(0.53)
- Income (loss) from discontinued operations	(0.00)	(0.00)	(0.01)	0.00	(0.01)
- Income (loss) attributable to the equity owners of the parent	(0.15)	(0.37)	(0.08)	0.05	(0.54)
Diluted earnings (loss) per share:
- Income (loss) from continuing operations	(0.15)	(0.37)	(0.07)	0.05	(0.53)
- Income (loss) from discontinued operations	(0.00)	(0.00)	(0.01)	0.00	(0.01)
- Income (loss) attributable to the equity owners of the parent	(0.15)	(0.37)	(0.08)	0.05	(0.54)

(1)	2013 amounts are re-presented to reflect the impacts of discontinued operations (see Note 9).

(2)

As a result of the capital increase of Alcatel-Lucent in 2013 via an offering of preferential subscription rights to existing shareholders, the calculation of basic and diluted earnings per share for Q1 2013 has been adjusted retrospectively. Number of outstanding ordinary shares has been adjusted to reflect the proportionate change in the number of shares.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 1, 2014	Alcatel Lucent

	By:	/s/ Jean Raby
	Name:	Jean Raby
	Title:	Chief Financial and Legal Officer

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